                                                                  Rule 424 (b) 2
                                            Registration Statement No. 333-91815



            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 27, 2000

                                  $60,000,000

                              [SEMCO ENERGY, INC.]
                            8% SENIOR NOTES DUE 2016
                            ------------------------
     The 8% Senior Notes Due 2016 bear interest at the rate of 8% per year. Interest on the Senior Notes is payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning on September 30, 2001. The Senior Notes will mature on June 30, 2016. We can redeem all or a part of the Senior Notes on or after June 30, 2006 at 100% of the principal amount, plus any accrued and unpaid interest to the date of redemption. We will also redeem the Senior Notes, subject to certain conditions, at the option of the representative of any deceased note holder. See "Beneficial Owner's Limited Right of Redemption." The Senior Notes will be available for purchase in denominations of $1,000 plus integral multiples of $1,000.

     The Senior Notes are unsecured debt securities of SEMCO Energy, Inc. that rank equally with all of our other unsecured and unsubordinated obligations.

                            ------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------
The Underwriters have agreed to purchase the Senior Notes at 97 1/2% of their principal amount ($58,500,000 aggregate proceeds to SEMCO, before deducting our expenses), subject to the terms of our underwriting agreement. The Underwriters plan to initially offer the Senior Notes at 100% of their principal amount. If all of the Senior Notes are not sold at the initial offering price, the offering price may be changed. See "Underwriting".

We expect that the Senior Notes will be ready for delivery in book entry form only through the facilities of The Depository Trust Company on or about June 21, 2001.

                            ------------------------
A.G. EDWARDS & SONS, INC.
                          SALOMON SMITH BARNEY
                                               FIRST OF MICHIGAN
                                               DIVISION OF FAHNESTOCK & CO. INC.
                            ------------------------
            The date of this Prospectus Supplement is June 18, 2001.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                                ----
Prospectus Supplement Summary...............................     S-3
Risk Factors................................................     S-4
Use of Proceeds.............................................     S-5
Capitalization..............................................     S-5
Selected Financial Information..............................     S-6
Description of the Senior Notes.............................     S-7
Underwriting................................................    S-12
Legal Matters...............................................    S-13
                         PROSPECTUS
Where You Can Find More Information.........................       2
Incorporation of Certain Documents by Reference.............       3
Cautionary Statement Regarding Forward-Looking
  Information...............................................       3
SEMCO Energy................................................       5
The Trusts..................................................      10
Use of Proceeds.............................................      11
Accounting Treatment Relating to Trust Securities...........      12
Consolidated Ratios of Earnings to Fixed Charges............      12
Description of Capital Stock................................      13
Description of Debt Securities..............................      16
Description of Trust Preferred Securities...................      29
Description of Trust Guarantees.............................      31
The Agreement as to Expenses and Liabilities................      33
Additional Description of Subordinated Debentures to be
  Issued to Trust...........................................      33
Effect of Obligations Under Subordinated Debentures and
  Trust Preferred Securities Guarantee......................      38
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................      39
Plan of Distribution........................................      39
Legal Matters...............................................      40
Experts.....................................................      41

                           FORWARD-LOOKING STATEMENTS

This document contains and incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on current expectations, estimates and projections of SEMCO and its subsidiaries. Statements that are not historical facts, including statements about SEMCO's outlook, beliefs, plans, goals, and expectations, are forward-looking statements. These statements are subject to potential risks and uncertainties and, therefore, actual results may differ materially. We undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Factors that may impact forward-looking statements include, but are not limited to, the following: (i) the effects of weather and other natural phenomena; (ii) the economic climate and growth in the geographical areas where we do business; (iii) the capital intensive nature of our business; (iv) increased competition within the energy industry as well as from alternative forms of energy; (v) the timing and extent of changes in commodity prices for natural gas and propane; (vi) the effects of changes in governmental and regulatory policies, including income taxes, environmental compliance and authorized rates; (vii) our ability to bid on and win construction, engineering and quality assurance contracts; (viii) the impact of energy prices on the amount of projects and business available to our engineering and construction services segment; (ix) the nature, availability and projected profitability of potential investments available to SEMCO; (x) our ability to accomplish our financing objectives in a timely and cost-effective manner in light of changing conditions in the capital markets, (xi) our ability to operate and integrate acquired businesses in accordance with our plans and
(xii) our ability to effectively execute our strategic plan.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary contains basic information about this offering. It likely does not contain all of the information that is important to you. For a more complete understanding of this offering, you should carefully read and rely only on this prospectus supplement, the related prospectus, and the information contained in the documents we refer to in the prospectus under "Where You Can Find More Information." We have not authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus supplement is current only as of the date of this prospectus supplement. References in this prospectus supplement and the related prospectus to the terms "we," "us" or other similar terms mean SEMCO Energy, Inc. unless the context clearly indicates otherwise. We are also referred to in this prospectus supplement as SEMCO.

                                  THE COMPANY

     SEMCO is a diversified energy services and infrastructure holding company headquartered in southeastern Michigan. We were founded in 1950 as Southeastern Michigan Gas Company. We operate four business segments: (1) gas distribution;
(2) engineering and construction services; (3) information technology services; and (4) propane, pipelines and storage. Effective January 1, 2001, we began operating our engineering services and construction services business segments as one business segment, and started reporting our information technology services business as a reportable business segment. Our gas distribution business segment operates in Michigan and Alaska. The Alaska-based operation, which consists of ENSTAR Natural Gas Company and Alaska Pipeline Company, was acquired on November 1, 1999. See "SEMCO Energy" in the accompanying prospectus.

                                  THE OFFERING

Securities Offered............   8% Senior Notes Due 2016. The Senior Notes will
                                 be issued in an aggregate principal amount of $60 million.

Maturity......................   June 30, 2016

Issue Price...................   100% of the principal amount.

Interest Payment Dates........   Quarterly, on each March 31, June 30, September
                                 30 and December 31, beginning on September 30,
                                 2001.

Ranking.......................   The Senior Notes are direct, unsecured and
                                 unsubordinated obligations of SEMCO that rank equally with all of our other unsecured and unsubordinated obligations. The Indenture under which the Senior Notes are being issued contains no limit on the amount of additional debt that may be issued by us.

Optional Redemption...........   On or after June 30, 2006, we may redeem some
                                 or all of the Senior Notes at any time at a redemption price of 100% of the principal amount plus any accrued and unpaid interest to the date of redemption.

Beneficial Owner's Limited
Right of Redemption...........   At the option of the representative of a
                                 deceased holder of an interest in the Senior
                                 Notes, the deceased holder's Senior Notes may be redeemed at 100% of their principal amount, plus any accrued and unpaid interest to the date of redemption. This redemption privilege is subject to a limit of $60,000 per deceased holder and a total of $1,200,000 for all deceased holders during an initial period ending June 30, 2002 and during each twelve-month period thereafter.

Use of Proceeds...............   We will use the proceeds from the sale of the
                                 Senior Notes to reduce short-term debt and for general corporate purposes.

                                  RISK FACTORS

     BECAUSE WE ARE PRIMARILY A DISTRIBUTOR OF NATURAL GAS, OUR EARNINGS WILL FLUCTUATE WITH THE WEATHER PATTERNS OF OUR MARKET AREAS IN MICHIGAN AND ALASKA.

     Our gas distribution business segment consists of operations in Michigan and Alaska. ENSTAR, the Alaska-based operation, was acquired on November 1, 1999. Warm weather during the past three years has had a significant effect on operating income. Weather was approximately 6%, 7% and 20% warmer than normal during 2000, 1999 and 1998, respectively. Under normal weather conditions, operating income would have been higher by $6.5 million, $5.3 million and $10.8 million, respectively. The impact of weather on operating income during 2000 was larger than during 1999, despite cooler weather in 2000. This is due to the ENSTAR acquisition which expanded our operations in the gas distribution segment. If the weather continues to be warmer than normal in our market areas, operating income and the resulting coverage ratios would continue to be negatively impacted.

     OUR RATES IN ALASKA ARE CURRENTLY UNDER REVIEW BY THE REGULATORY COMMISSION OF ALASKA.

     The Regulatory Commission of Alaska is currently conducting a proceeding regarding ENSTAR's rates. On May 21, 2001, the Commission issued an order finding that ENSTAR's current rates should not be made interim and refundable pending the Commission's final determination in the rate case. The Commission stated that its finding should not be construed as a substantive ruling on any issues that arise in the proceeding. We cannot predict the outcome of the proceeding.

                                USE OF PROCEEDS

     We will use the proceeds from the sale of the Senior Notes to reduce short-term debt and for general corporate purposes.

                                 CAPITALIZATION

     The information presented below has been selected from or based on detailed information and financial statements appearing in the documents incorporated herein by reference. This information should be read in conjunction with the information incorporated herein by reference.

     The following table sets forth at March 31, 2001 the consolidated capitalization of SEMCO.

                                                                  AS OF MARCH 31, 2001
                                                      ---------------------------------------------
                                                       ACTUAL    PERCENT   AS ADJUSTED(1)   PERCENT
                                                      --------   -------   --------------   -------
                                                         (DOLLAR AMOUNTS EXPRESSED IN THOUSANDS)
Long-term debt:.....................................  $307,720     52.4%      $367,720        56.8%
Company-obligated mandatorily redeemable trust
  preferred securities of subsidiaries holding
  solely debt securities of SEMCO...................   139,379     23.7%       139,379        21.5%
Common shareholders' equity:........................   140,682     23.9%       140,682        21.7%
                                                      --------    -----       --------       -----
       Total capitalization.........................   587,781    100.0%       647,781       100.0%
                                                      ========    =====       ========       =====
Short-term debt:....................................  $103,414                $ 45,014

---------------

(1) Adjusted to reflect the anticipated sale of $60 million of Senior Notes due 2016 and use of the net proceeds to reduce short-term debt.

                         SELECTED FINANCIAL INFORMATION

     The following table sets forth selected consolidated financial information that has been derived from our audited and unaudited consolidated financial statements. The unaudited financial statements include all adjustments which we consider necessary for a fair presentation of our financial position and results of operations as of such dates and for such periods. You should read the following information in conjunction with our consolidated financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2000 and other financial information incorporated by reference herein.

                                      FOR THE TWELVE               FOR THE YEAR ENDED DECEMBER 31,
                                       MONTHS ENDED    -------------------------------------------------------
                                      MARCH 31, 2001     2000     1999(A)       1998        1997        1996
                                      --------------   --------   --------    --------    --------    --------
                                       (UNAUDITED)    (DOLLAR AMOUNTS EXPRESSED IN THOUSANDS)
CONSOLIDATED INCOME STATEMENT DATA:
  Operating revenue.................     $444,218      $422,593   $384,763(b) $637,485    $775,932    $547,910
  Operating income..................       63,969        65,258     41,890      24,195      29,167      24,834
  Income before interest, income
    taxes and dividends on trust
    preferred securities............       66,745        68,216     45,639      32,630(c)   36,953(d)   (8,785)(e)
  Net income........................       13,755        16,693     17,659      10,040(c)   15,425(d)  (12,762)(e)
  Ratio of earnings to fixed
    charges(f)......................         1.48x         1.60x      2.20x       2.17x       2.42x     (g)

                                          AS OF                          AS OF DECEMBER 31,
                                        MARCH 31,      -------------------------------------------------------
                                           2001        2000(H)    1999(I)       1998        1997        1996
                                      --------------   --------   --------    --------    --------    --------
                                       (UNAUDITED)    (DOLLAR AMOUNTS EXPRESSED IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Total assets......................     $817,586      $851,223   $815,183    $489,662    $507,160    $479,037
  Short-term debt...................      103,414       134,142    376,629      63,576      71,406      91,382
  Long-term debt....................      307,720       307,930    170,000     170,000     163,548     108,112
  Company-obligated mandatorily
    redeemable trust preferred
    securities of subsidiaries......      139,379       139,374         --          --          --          --
  Preferred stock...................           --            --         --       3,255       3,269       3,269
  Common shareholders' equity.......      140,682       135,472    142,340     132,228      95,131      86,678

---------------

(a) Results include two months of operating results from the ENSTAR/Alaska Pipeline acquisition.

(b) The decrease in operating revenue in 1999 was due primarily to SEMCO's energy marketing business, which was sold effective March 31, 1999, offset partially by revenues from new business acquisitions.

(c) Includes $0.5 million (net of tax) or $0.03 per share attributable to an extraordinary charge on the early extinguishment of debt, income of $1.78 million (net of tax) or $0.11 per share attributable to a change in accounting method, and a gain of $1.71 million (net of tax) or $0.11 per share from the sale of the NOARK investment.

(d) Includes income of $5.0 million (net of tax) or $0.34 per share due to an adjustment to the reserve for the NOARK investment.

(e) Includes the $21.0 million (net of tax) or $1.44 per share writedown of the NOARK investment.

(f) The ratio of earnings to fixed charges includes preferred and trust preferred dividends in accordance with the instructions for Item 503 of Regulation S-K. The ratio excluding such preferred and trust preferred dividends is set forth below as the "Interest Coverage Ratio."

                                    FOR THE TWELVE               FOR THE YEAR ENDED DECEMBER 31,
                                     MONTHS ENDED    -------------------------------------------------------
                                    MARCH 31, 2001     2000       1999        1998        1997        1996
                                    --------------   --------   --------    --------    --------    --------

   Interest coverage ratio........        1.95x         1.95x      2.22x       2.20x       2.45x      (g)

(g) For the year ended December 31, 1996, fixed charges exceeded earnings by $20.0 million. Earnings as defined included a $32.2 million non-cash pretax write-down of the NOARK investment. Excluding the NOARK writedown, the interest coverage ratio would have been 1.86 and the ratio of earnings to fixed charges would have been 1.84.

(h) The change in capital structure reflects permanent financing of the November 1, 1999 acquisition of ENSTAR.

(i) The increase in total assets and short-term debt is due to the November 1, 1999 acquisition of ENSTAR.

                        DESCRIPTION OF THE SENIOR NOTES

     We have summarized provisions of the Senior Notes below. It is important for you to consider the information contained in this prospectus supplement and the accompanying prospectus before making your decision to invest in the Senior Notes. If any specific information regarding the Senior Notes in this prospectus supplement is inconsistent with the more general terms of the Senior Notes described in the accompanying prospectus you should rely on the information contained in this prospectus supplement.

GENERAL

     The Senior Notes will be issued under an Indenture dated as of October 23, 1998, as supplemented by the Third Supplemental Indenture dated as of June 15, 2001, between us and Bank One Trust Company, National Association, successor to NBD Bank, as Trustee. The Senior Notes will mature and become due and payable on June 30, 2016, together with any accrued and unpaid interest thereon. We will issue the Senior Notes only in fully registered form, without coupons, in denominations of $1,000 plus integral multiples of $1,000. The Senior Notes are not subject to any sinking fund.

INTEREST

     We will pay interest on the Senior Notes at the rate per annum stated on the first page of this prospectus supplement. Interest on the Senior Notes will accrue from the date of original issuance or from the most recent interest payment date to which interest has been paid. We will pay interest quarterly on each March 31, June 30, September 30 and December 31 of each year, beginning on September 30, 2001, and at maturity to the person in whose name such Senior Note is registered at the close of business on the fifteenth calendar day, whether or not a business day, prior to such payment date. In the event that any date on which interest is payable on the Senior Notes is not a Business Day (as defined in the Indenture for the Senior Notes), then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay).

RANKING

     The Senior Notes will be direct, unsecured and unsubordinated obligations of SEMCO. The Senior Notes will rank equally with all of our other unsecured and unsubordinated indebtedness and will rank senior to any subordinated indebtedness of SEMCO. The Indenture under which the Senior Notes are being issued contains no limit on the amount of additional debt that may be issued by us; provided, however, the Indenture contains restrictions that may limit the ability of SEMCO and certain subsidiaries to provide security for such additional debt.

DEFEASANCE

     The defeasance and covenant defeasance provisions of the Indenture that are described under the caption "Description of Debt Securities -- Discharge, Defeasance and Covenant Defeasance" in the accompanying prospectus will apply to the Senior Notes.

OPTIONAL REDEMPTION

     We have the right to redeem the Senior Notes, in whole or in part, at our option at any time on or after June 30, 2006 at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest to the date of redemption.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Senior Notes to be redeemed.

     Unless we default in payment of the redemption price and accrued interest to the redemption date, interest will cease to accrue on and after the redemption date on the Senior Notes called for redemption.

BENEFICIAL OWNER'S LIMITED RIGHT OF REDEMPTION

     Unless the Senior Notes have been declared due and payable prior to their maturity by reason of an event of default under the Indenture, the Representative (described below) of a deceased holder of an interest in the Senior Notes has the right to request redemption of all or part of the holder's interest in the Senior Notes. The request must be expressed in multiples of $1,000. We will redeem the holder's Senior Notes subject to the following limitations. We will not be obligated to redeem during the period from the initial issuance of the Senior Notes through and including June 30, 2002 (the "Initial Period"), and during any twelve-month period which ends on and includes each June 30 thereafter (each such twelve-month period being hereinafter referred to as a "Subsequent Period") (i) on behalf of any deceased holder, any interest in the Senior Notes which exceeds a principal amount of $60,000 and
(ii) interests in the Senior Notes in an aggregate principal amount exceeding $1,200,000. A request for redemption may be presented to the Trustee under the Indenture by the Representative of a deceased holder at any time and in any principal amount subject to the limitations set forth above. Representatives of deceased holders must make arrangements with the participant in The Depository Trust Company (or "DTC") through whom such interest is owned in order that timely presentation of redemption requests can be made by the participant and, in turn, by DTC, to the Trustee. If we, although not obligated to do so, choose to redeem interests in the Senior Notes of a deceased holder during the Initial Period or in any Subsequent Period in excess of the $60,000 limitation, such redemption, to the extent that it exceeds the $60,000 limitation for any deceased holder, shall not be included in the computation of the $1,200,000 aggregate limitation for such Initial Period or such Subsequent Period, as the case may be.

     Subject to the $60,000 and the $1,200,000 limitations, we will upon the death of a holder redeem the interests of the holder in the Senior Notes within 60 days following receipt by the Trustee of a Redemption Request, including all supporting documentation, from such holder's representative, or surviving joint tenant(s), tenant(s) by the entirety or tenant(s) in common, or other persons entitled to effect a Redemption Request (each of which is a "Representative"). If, during the Initial Period or any Subsequent Period, Redemption Requests exceed the aggregate principal amount of Senior Notes required to be redeemed, then such excess Redemption Requests (subject in the case of the $60,000 limitation to the provisions of the last sentence of the preceding paragraph) will be applied to successive Subsequent Periods in order of receipt, regardless of the number of Subsequent Periods required to redeem such interests unless sooner withdrawn as described below.

     A request for redemption of an interest in the Senior Notes may be made by delivering a request to the participant in DTC through whom the deceased holder owned such Senior Notes, in form satisfactory to the participant, together with evidence of the death of the holder and the authority of the Representative satisfactory to the participant and the Trustee. A Representative of a deceased holder may make the request for redemption and shall submit such other evidence of the right to such redemption as the participant or the Trustee shall require. The request shall specify the principal amount of Senior Notes to be redeemed. A request for redemption in form satisfactory to the participant and accompanied by the documents relevant to the request as above provided, together with a certification by the participant that it holds the interest on behalf of the deceased holder with respect to whom the request for redemption is being made (a "Redemption Request"), must be provided to DTC by a participant, and DTC will forward the request to the Trustee. Redemption Requests, including all supporting documentation, must be in the form satisfactory to the Trustee, and no request for redemption will be considered validly made until the Redemption Request and all supporting documentation, in form satisfactory to the Trustee, have been received by the Trustee.

     The price to be paid by SEMCO for an interest in the Senior Notes to be redeemed is 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption. Subject to arrangements with DTC, payment for interests in the Senior Notes which are to be redeemed will be made to DTC within 60 days following receipt by the Trustee of the Redemption Request, including all supporting documentation, and the Senior Notes in the aggregate principal amount specified in the Redemption Requests submitted to the Trustee by DTC which are to be fulfilled in connection with such payment. Any acquisition of Senior Notes by SEMCO or its subsidiaries other than by redemption at the option of a Representative of a deceased holder shall not be included in the computation of either the $60,000 or the $1,200,000 limitation for the Initial Period or for any Subsequent Period.

     Interests in the Senior Notes held in tenancy by the entirety, joint tenancy or by tenants in common will be deemed to be held by a single holder, and the death of a tenant in common, tenant by the entirety or joint tenant will be deemed the death of a holder. The death of a person who, during such person's lifetime, was entitled to substantially all of the rights of a holder of the Senior Notes will be deemed the death of the holder, regardless of the recordation of such interest on the records of the participant in DTC, if such rights can be established to the satisfaction of the participant and the Trustee.

     In the case of a Redemption Request which is presented on behalf of a deceased holder and which has not been fulfilled at the time we give notice of our election to redeem the Senior Notes, the Senior Notes which are the subject of such Redemption Request shall not be eligible for redemption pursuant to our option to redeem but shall remain subject to redemption pursuant to such Redemption Request. Subject to the provisions of the immediately preceding sentence, any Redemption Request may be withdrawn upon delivery of a written request for such withdrawal given to the Trustee by DTC prior to payment for redemption of interests in the Senior Notes by reason of the death of a holder.

     We are legally obligated to redeem Senior Notes properly presented for redemption pursuant to a Redemption Request in accordance with and subject to the terms, conditions and limitations in the Indenture, as summarized above. Our redemption obligation is not cumulative. Nothing in the Indenture prohibits us from redeeming, in fulfillment of the Redemption Requests made pursuant to the Indenture, Senior Notes in excess of the principal amount that we are obligated to redeem, nor does anything in the Indenture prohibit us from purchasing any Senior Notes in the open market. However, we may not use any Senior Notes redeemed or purchased as described in the immediately preceding sentence as a credit against our redemption obligation.

     Because of the limitations of the requirement to redeem, no holder can have any assurance that his or her Senior Notes will be paid prior to maturity.

BOOK-ENTRY DELIVERY AND SETTLEMENT

     We will issue the Senior Notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC.

     DTC has advised us as follows:

     - DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

     - DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates.

     - Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations.

     - DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     - Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

     - The rules applicable to DTC and its participants are on file with the SEC.

     We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. None of SEMCO, the underwriters nor the Trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

     We expect that under procedures established by DTC:

     - Upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes.

     - Ownership of the Senior Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

     The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the Senior Notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in Senior Notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the Senior Notes represented by that global note for all purposes under the Indenture and under the Senior Notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have Senior Notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated Senior Notes and will not be considered the owners or holders thereof under the Indenture or under the Senior Notes for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of Senior Notes under the Indenture or the global note.

     Neither SEMCO nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Senior Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the Senior Notes.

     Payments on the Senior Notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the Senior Notes represented by a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

     Payments on the Senior Notes represented by the global notes will be made in immediately available funds. Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds.

CERTIFICATED NOTES

     We will issue certificated Senior Notes to each person that DTC identifies as the beneficial owner of the Senior Notes represented by the global notes upon surrender by DTC of the global notes if:

     - DTC notifies us that it is no longer willing or able to act as a depository for the global notes or DTC is no longer eligible or in good standing under the Securities Exchange Act of 1934 or other applicable statute or regulation, and we have not appointed a successor depository within 90 days of our receipt of that notice or our having become aware of such unwillingness, inability or ineligibility;

     - We determine not to have the Senior Notes represented by a global note;
       or

     - An event of default under the Indenture has occurred and the beneficial owners of a majority in principal amount of the Senior Notes has advised DTC to cease acting as depository for the Senior Notes.

     Neither SEMCO nor the Trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related Senior Notes. SEMCO and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the Senior Notes to be issued.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement between SEMCO and A.G. Edwards & Sons, Inc., Salomon Smith Barney Inc. and Fahnestock & Co. Inc. acting as underwriters (the "Underwriters"), we have agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from us, the principal amount of Senior Notes set forth opposite its name below. In the underwriting agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Senior Notes offered hereby if any of the Senior Notes are purchased.

                                                                PRINCIPAL
                                                                AMOUNT OF
UNDERWRITER                                                    SENIOR NOTES
-----------                                                    ------------
A.G. Edwards & Sons, Inc. ..................................   $33,000,000
Salomon Smith Barney Inc. ..................................    15,000,000
Fahnestock & Co. Inc. ......................................    12,000,000
                                                               -----------
          Total.............................................   $60,000,000
                                                               ===========

     The offering of the Senior Notes is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the Senior Notes.

     The Underwriters have advised us that they propose initially to offer the Senior Notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at the public offering price less a concession not in excess of 2% of the principal amount of the Senior Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of 1 1/2% of the principal amount of the Senior Notes on sales to certain other dealers. If all of the Senior Notes are not sold at the initial offering price, the Underwriters may offer the Senior Notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Underwriters may effect such transactions by selling the Senior Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and/or the purchasers of the Senior Notes for whom they may act as agent. The Underwriters and any dealers that participate with the Underwriters in the distribution of the Senior Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Senior Notes by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

     The Senior Notes are a new issue of securities with no established trading market. We currently have no intention to list the Senior Notes on any securities exchange. We have been advised by the Underwriters that they intend to make a market in the Senior Notes, but are not obligated to do so and may discontinue any market making at any time without notice. We can give no assurance as to the liquidity of, or the existence of a trading market for, the Senior Notes.

     We have agreed to indemnify the Underwriters against certain liabilities and contribute to payments the Underwriters may be required to make in respect thereof, including liabilities under the Securities Act of 1933, as amended.

     In connection with the sale to the public of the Senior Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. Specifically, the Underwriters may bid for and purchase the Senior Notes in the open market to stabilize the price of the Senior Notes. The Underwriters may also overallot the Senior Notes, creating a syndicate short position, and may bid for and purchase the Senior Notes in the open market to cover the syndicate short position. In addition, the Underwriters may bid for and purchase the Senior Notes in market making transactions. These activities may stabilize or maintain the market price of the Senior Notes above the market levels that would otherwise prevail. The Underwriters are not required to engage in these activities, and may end these activities at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Underwriting Agreement provides that, during a period of 45 days from the date of this prospectus supplement, we will not, without the prior written consent of the Underwriters, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any securities substantially similar to the Senior Notes or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Senior Notes, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Senior Notes or such other securities, in cash or otherwise. The foregoing sentence will not apply to the Senior Notes offered herein.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $100,000.

                                 LEGAL MATTERS

     The legality of the Senior Notes will be passed upon for SEMCO by Dickinson Wright PLLC, Detroit, Michigan. Certain matters will be passed upon for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. LeBoeuf, Lamb, Greene & MacRae, L.L.P. from time to time renders legal services to SEMCO.

PROSPECTUS

                               SEMCO ENERGY, INC.
                             SEMCO CAPITAL TRUST I
                             SEMCO CAPITAL TRUST II
                            SEMCO CAPITAL TRUST III

                             ---------------------

     The following are types of securities that we may, from time to time, offer and sell under this prospectus:

     - Debt securities

     - Preferred Stock

     - Common Stock

     - Stock purchase contracts

     - Stock purchase units

     In addition, we, in conjunction with our trusts, may, from time to time, offer and sell:

     - Trust preferred securities and related guarantees

     We may offer these securities separately or as units which may include other securities. We will describe in a prospectus supplement, which must accompany this prospectus, the type and amount of securities we are offering and selling, as well as the specific terms of the securities. Those terms may include:

     - Maturity

     - Interest or dividend rate

     - Sinking fund terms

     - Currency of payments

     - Redemption terms

     - Listing on a securities exchange

     - Amount payable at maturity

     - Ranking

     Our shares of Common Stock are traded on the New York Stock Exchange under the symbol SEN.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We may offer the securities in amounts, at prices and on terms determined at the time of offering. We may sell the securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

     March 27, 2000

                               TABLE OF CONTENTS

Where You Can Find More Information.........................     2
Incorporation of Certain Documents by Reference.............     3
Cautionary Statement Regarding Forward-Looking
  Information...............................................     3
SEMCO Energy................................................     5
The Trusts..................................................    10
Use of Proceeds.............................................    11
Accounting Treatment Relating to Trust Securities...........    12
Consolidated Ratios of Earnings to Fixed Charges............    12
Description of Capital Stock................................    13
Description of Debt Securities..............................    16
Description of Trust Preferred Securities...................    29
Description of Trust Guarantees.............................    31
The Agreement as to Expenses and Liabilities................    33
Additional Description of Subordinated Debentures to be
  Issued to Trust...........................................    33
Effect of Obligations Under Subordinated Debentures and
  Trust Preferred Securities Guarantee......................    38
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................    39
Plan of Distribution........................................    39
Legal Matters...............................................    40
Experts.....................................................    41

                      WHERE YOU CAN FIND MORE INFORMATION

     SEMCO files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following locations of the Commission:

Judiciary Plaza, Room 10024    Seven World Trade Center        Citicorp Center
450 Fifth Street, N.W.         Suite 1300                      500 West Madison St., Ste.
Washington, D.C. 20549         New York, New York 10048        1400
                                                               Chicago, Illinois 60661

     You can also obtain copies of this information by mail from the Public Reference Room of the Commission, 450 Fifth Street, N.W., Room 10024, Washington D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Commission at (800) SEC-0330.

     The Commission also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like SEMCO, who file electronically with the Commission. The address of that site is http://www.sec.gov.

     We and our trusts have filed jointly with the Commission a registration statement on Form S-3 that registers the securities we or they are offering. The registration statement, including the attached exhibits, contains additional relevant information about SEMCO, the trusts and the securities offered. The rules and regulations of the Commission allow us to omit certain information included in the registration statement from this prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

     This prospectus includes by reference the documents listed below that we have previously filed with the Commission and that are not included in or delivered with this document. They contain important information about us and our financial condition.

FILING                                                             PERIOD
------                                                             ------
Annual Report on Form 10-K...................   Year ended December 31, 1999
Current Report on Form 8-K...................   Filed March 20, 2000

     We incorporate by reference additional documents that we may subsequently file with the Commission prior to termination of any offering of securities made by this prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. The information in this prospectus, in documents incorporated into this prospectus, and in prospectus supplements may be changed or superceded by information given at a later date in these documents.

     You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                              Edric R. Mason, Jr.
                         Director of Investor Relations
                               SEMCO Energy, Inc.
                                405 Water Street
                           Port Huron, Michigan 48060
                                 (810) 989-4104

     We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this nature, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of the date of this prospectus, unless the information specifically indicates that another date applies.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on current expectations, estimates and projections. Statements that are not historical facts, including statements about our outlook, beliefs, plans, goals and expectations are forward-looking statements. These statements are subject to potential risks and uncertainties and, therefore, actual results may differ materially. We undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Factors that may impact forward-looking statements include, but are not limited to, the following: (i) the effects of weather and other natural phenomena; (ii) the economic climate and growth in the geographical areas where we do business; (iii) the capital intensive nature of our business;
(iv) increased competition within the energy industry as well as from alternative forms of energy; (v) the timing and extent of changes in commodity prices for natural gas and propane; (vi) the effects of changes in governmental and regulatory policies, including income taxes, environmental compliance and authorized rates; (vii) our ability to bid on and win construction, engineering and quality assurance contracts; (viii) the impact of energy prices on the amount of projects and business available to the engineering business; (ix) the nature, availability and projected profitability of potential investments available to us; (x) our ability to accomplish our financing objectives in a timely and cost-effective manner, in light of changing conditions in the capital markets, and, in particular, our ability to refinance, in a timely and cost-effective manner, the $290,000,000 short-term bridge loan obtained to finance the acquisition of ENSTAR Natural Gas Company and Alaska Pipeline Company, and (xi) our ability to operate and integrate acquired businesses in accordance with our plans.

                                  SEMCO ENERGY

     SEMCO is a diversified energy services and infrastructure holding company headquartered in southeastern Michigan. It was founded in 1950 as Southeastern Michigan Gas Company. SEMCO and its subsidiaries operate four business segments:
(1) gas distribution; (2) construction services; (3) engineering services; and
(4) propane, pipelines and storage. The latter three segments are sometimes referred to together as the "diversified businesses". SEMCO sold the subsidiary comprising its energy marketing business effective March 31, 1999. In addition, several business acquisitions were made during 1999. These acquisitions are discussed in the following business segment sections. SEMCO had approximately 1,632 employees at December 31, 1999.

GAS DISTRIBUTION

     SEMCO's gas distribution business segment operates in Michigan and Alaska. The Alaska-based operation, which consists of ENSTAR Natural Gas Company and Alaska Pipeline Company (together known as "ENSTAR"), was acquired on November 1, 1999 for approximately $290,000,000. The acquisition of ENSTAR was accounted for as a purchase and, therefore, the consolidated financial statements and the table below include the results of ENSTAR's operations since November 1, 1999. The success of the ENSTAR acquisition is, in part, dependent on the synergies obtained in combining ENSTAR with our other gas distribution operations, our ability to operate ENSTAR in accordance with our plans and our ability to accomplish the permanent financing related to the ENSTAR acquisition in a timely and cost-effective manner in light of changing conditions in the capital markets.

     The Michigan gas distribution operation and ENSTAR are referred to together as the "Gas Distribution Business". The Michigan gas distribution operation and ENSTAR Natural Gas Company operate as divisions of SEMCO. SEMCO Energy Gas Company, which had conducted the Michigan gas distribution operation, was merged into SEMCO on December 31, 1999. Alaska Pipeline Company operates as a subsidiary of SEMCO.

     The Gas Distribution Business distributes and transports natural gas to residential, commercial and industrial customers and is our largest business segment. Set forth in the table below is gas sales and transportation information for the past three years:

                                                                    YEARS ENDED DECEMBER 31,
                                                                --------------------------------
                                                                1999(B)       1998        1997
                                                                -------       ----        ----
GAS SALES REVENUE (IN THOUSANDS):
  Residential...............................................    $137,407    $118,220    $139,538
  Commercial................................................      38,451      42,041      66,577
  Industrial................................................       6,763       6,439      12,065
                                                                --------    --------    --------
       Total gas sales revenue(a)...........................    $182,621    $166,700    $218,180
                                                                ========    ========    ========
GAS TRANSPORTATION REVENUE (IN THOUSANDS)...................    $ 22,369    $ 14,832    $ 13,243
                                                                ========    ========    ========
VOLUMES OF GAS SOLD (MMCF):
  Residential...............................................      28,583      21,946      25,968
  Commercial................................................       8,882       8,840      13,483
  Industrial................................................       1,780       1,461       2,534
                                                                --------    --------    --------
       Total volumes of gas sold(a).........................      39,245      32,247      41,985
VOLUMES OF GAS TRANSPORTED (MMCF)...........................      32,417      23,791      21,373
                                                                --------    --------    --------
TOTAL VOLUMES DELIVERED(A)..................................      71,662      56,038      63,358
                                                                ========    ========    ========

---------------
(a) Does not include the sale of excess inventory gas to a third party in 1999.

(b) 1999 results include two months of activity from ENSTAR.

     GAS SALES. Gas sales revenue is generated primarily through the sale and delivery of natural gas to residential and commercial customers. These customers use natural gas mainly for space heating purposes. Consequently, weather has a significant impact on sales. Given the impact of weather on this business segment, most of its gas sales revenue is earned in the first and fourth quarters of the calendar year. Revenues from gas sales accounted for 50%, 26% and 28% of consolidated operating revenues in 1999, 1998 and 1997, respectively. If operating revenues from our energy marketing business, which was sold effective March 31, 1999, are excluded, gas sales by the Gas Distribution Business would have accounted for 66%, 68% and 88% of consolidated operating revenues for those three years.

     Competition in the gas sales market arises from alternative energy sources such as electricity, propane and oil. However, this competition is inhibited because of the time, inconvenience and investment for residential and commercial customers to convert to an alternate energy source when the price of natural gas fluctuates.

     An aggregation tariff, which was effective April 1, 1998, provides all Michigan commercial and industrial customers the opportunity to purchase their gas from a third-party supplier, while allowing the Gas Distribution Business to continue charging the existing distribution fees and customer fees plus a gas load balancing fee.

     TRANSPORTATION. The Gas Distribution Business provides transportation services to our large-volume commercial and industrial customers. This service offers those customers the option of purchasing natural gas directly from producers or marketing companies while utilizing the Gas Distribution Business' distribution network to transport the gas to their facilities.

     Alaska Pipeline Company ("APC") owns and operates the only natural gas transmission lines in its service area that are operated for utility purposes. APC's transmission system delivers natural gas from producing fields in south central Alaska to ENSTAR's Anchorage-based gas distribution system. APC's only customer is ENSTAR Natural Gas Company.

     The market price of alternate energy sources such as coal, electricity, oil and steam is the primary competitive factor affecting the demand for transportation. Certain large industrial customers have some ability to convert to another form of energy if the price of natural gas increases significantly. Partially offsetting the impact of price sensitivity has been the use of natural gas as an industrial fuel because of clean air legislation and the resultant pressures on industry and electric utilities to reduce emissions from their plants.

     As is the case with many gas distribution utilities, there has been downward pressure on transportation rates due to the potential risk for industrial customers and electric generating plants located in close proximity to interstate natural gas pipelines to bypass SEMCO and connect directly to such pipelines. However, management is currently unaware of any significant bypass efforts by our customers. SEMCO has and would continue to address any such efforts by offering special services and contractual arrangements designed to retain these customers on SEMCO's system. Customers in ENSTAR's service territory are currently precluded from bypassing ENSTAR's transportation and distribution system due to the limited availability of gas transmission systems and the large distances between producing fields and the locations of current customers.

     CUSTOMER BASE. At December 31, 1999, the Michigan gas distribution operation had approximately 255,000 customers. The largest concentration of customers, approximately 100,000, is located in southeastern Michigan. The remaining Michigan customers are located in and around the following communities: Battle Creek, Albion, Holland, Three Rivers, Niles, Marquette and Houghton. The Michigan customer base is diverse and includes residential, commercial and industrial customers. The largest customers include power plants, food production facilities, paper processing plants, furniture manufacturers and others in a variety of other industries. The average number of customers in Michigan has increased by an average of approximately 3% annually during the past three years. By contrast, the customer growth rate for the U.S. gas distribution industry has averaged approximately 1% annually during the past three years.

     At December 31, 1999, ENSTAR had approximately 102,000 customers in and around the Anchorage, Alaska area including the communities of Big Lake, Bird Creek, Butte, Chugiak, Eagle River, Eklutna, Girdwood, Houston, Indian, Kenai, Knik, Nikiski, Palmer, Peters Creek, Portage, Sterling, Soldotna, Wasilla and Whittier. ENSTAR is the sole distributor of natural gas to the greater Anchorage metropolitan area, and its service area encompasses approximately 50% of the population of Alaska. ENSTAR has two types of customers: gas sales and transportation. Gas sales customers are primarily residential and commercial. ENSTAR provides transportation service to power plant sites, a liquefied natural gas plant, an ammonia plant, and hundreds of commercial locations on behalf of gas producers and gas marketers. The average number of customers at ENSTAR has increased by an average of approximately 3% annually during the past three years.

     GAS SUPPLY. The Gas Distribution Business has agreements with TransCanada Gas Services, Inc. ("TransCanada"), under which TransCanada provides SEMCO's natural gas requirements and manages its natural gas supply and the supply aspects of transportation and storage operations in Michigan for the three year period that began April 1, 1999. The Gas Distribution Business owns underground storage facilities in Michigan with a working capacity of 5.0 billion cubic feet ("Bcf"). In addition, it leases 6.5 Bcf of storage from Eaton Rapids Gas Storage System and 4.5 Bcf from non-affiliates in Michigan. The owned and leased storage capacity equals 35% to 40% of SEMCO's average annual gas sales volumes in Michigan. SEMCO Gas Storage Company (an affiliated company) is a 50% owner of Eaton Rapids Gas Storage System.

     ENSTAR has a gas purchase contract (the "Marathon Contract") with Marathon Oil Company ("Marathon") that has been approved by the Regulatory Commission of Alaska ("RCA") and is a "requirements" contract with no specified daily deliverability or annual take-or-pay quantities. Marathon has agreed to deliver all of ENSTAR's gas requirements in excess of those provided for in other gas supply contracts in existence as of May 1, 1988, subject to certain exceptions, until the commitment has been exhausted. However, ENSTAR's purchase obligations and Marathon's delivery obligations are set at specified annual amounts after 2001. The contract has a base price and is subject to an annual adjustment based on changes in the price of certain traded oil futures contracts plus reimbursement for any severance taxes and other charges.

     ENSTAR also has an RCA-approved gas purchase contract with the Municipality of Anchorage, Chevron U.S.A., Inc. and ARCO Alaska, Inc. (the "Beluga Contract") which provides for the delivery of up to approximately 220 Bcf of gas through the year 2009. The pricing mechanism in the Beluga Contract is similar to that contained in the Marathon Contract.

     Based on gas purchases during the twelve months ended December 31, 1999, which are not necessarily indicative of the volume of future purchases, gas reserves committed to ENSTAR under the Marathon and Beluga Contracts are sufficient to supply all of ENSTAR's expected gas supply requirements through the year 2001. After that time supplies will still be available under the Marathon and Beluga Contracts in accordance with their terms, but at least a portion of ENSTAR's requirements are expected to be satisfied outside the terms of these contracts, as currently in effect.

     The Michigan-based gas distribution operation is served by four major interstate pipelines: (1) Panhandle Eastern Pipe Line Company; (2) Northern Natural Gas Company; (3) Great Lakes Gas Transmission Company and (4) ANR Pipeline Company. Currently, ENSTAR's supply source, primarily though the Marathon and Beluga Contracts, is confined to the Cook Inlet area with no direct access to other natural gas pipelines. However, the Cook Inlet area is home to major gas producing fields, with proven and producing reserves of approximately
2.6 trillion cubic feet ("Tcf"). An additional 2.3 Tcf of undiscovered gas in the Cook Inlet area has been estimated by the United States Geological Survey and Minerals Management Service.

     RATES AND REGULATION. The rates of gas distribution customers located in the City of Battle Creek, Michigan and surrounding communities are subject to the jurisdiction of the City Commission of Battle Creek. The Michigan Public Service Commission ("MPSC") authorizes the rates charged to all of the remaining Michigan customers. ENSTAR is subject to regulation by the RCA which has jurisdiction over, among other things, rates, accounting procedures, and standards of service. The RCA order approving our acquisition of ENSTAR provides that ENSTAR's existing rates remain in effect on an interim basis and requires SEMCO to file revenue requirement and cost of service information by July 1, 2000.

     Our management periodically reviews the adequacy of the Gas Distribution Business' rates and files requests for rate increases whenever it is deemed necessary and appropriate. However, a recent rate case includes provisions limiting our ability to request a rate increase in Michigan during the three year period that began April 1, 1999.

     ENVIRONMENTAL MATTERS. The Gas Distribution Business currently owns seven Michigan sites which formerly housed manufactured gas plants. In the earlier part of the 20th century, gas was manufactured from processes using coal, coke or oil. By-products of this process have left some contamination at these sites. The Gas Distribution Business has submitted plans to the appropriate regulatory authority in the State of Michigan to close one site and begin work at another site.

DIVERSIFIED BUSINESSES

     SEMCO's diversified businesses have grown during the past three years primarily through acquisitions. The following table shows operating revenues for each of the diversified businesses, including intercompany revenues, for 1997 through 1999:

                                                                  YEARS ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1999       1998       1997
                                                                 ----       ----       ----
                                                                       (IN THOUSANDS)
Operating Revenues
  Construction Services.....................................    $58,272    $25,904    $13,207
  Engineering Services......................................     17,486     41,366      5,660
  Propane, Pipelines and Storage............................      6,284      4,852      3,027

     The amounts in the above table include intercompany transactions.

CONSTRUCTION SERVICES

     Our construction services segment operates in the mid-western and southeastern areas of the United States and has offices in Michigan, Tennessee, Kansas, Iowa, Georgia, and Texas as of December 31, 1999. Its primary service is underground pipeline installation and replacement for the natural gas distribution industry. During 1999, SEMCO made four business acquisitions that not only expanded the geographic reach of our construction services business but also expanded underground construction service offerings in new industries such as telecommunications and water supply. As of December 31, 1999, the construction services business was comprised of six companies that were all acquired during the past three years: (1) Sub-Surface Construction Co.; (2) King Energy & Construction Co.; (3) K&B Construction, Inc.; (4) Iowa Pipeline Associates, Inc.; (5) Flint Construction Co.; and (6) Long's Underground Technologies, Inc. On December 31, 1999, King Energy & Construction Co. was merged into Flint Construction Co.

     Our construction services segment had operating revenues, excluding intercompany transactions, of $49,965,000, $16,621,000, and $7,484,000 in 1999,
1998 and 1997, respectively. These operating revenues accounted for 17%, 7% and 3% of consolidated operating revenues, excluding energy marketing operating revenues, during those years.

     The natural gas construction services industry is comprised of a highly fragmented group of companies focused primarily on regional or local markets. We estimate that the top six construction companies in the United States have less than 10% of the market and that approximately 30% of the market represents work done by utility companies' in-house construction operations with the remainder of the market being served by a large number of small and medium-size companies.

     The construction services business is seasonal in nature. Most of this segment's annual profits are made during the summer and fall months. The construction services segment generally incurs losses during the winter months when underground construction is inhibited.

ENGINEERING SERVICES

     Our engineering services business segment is comprised of two companies, Maverick Pipeline Services, Inc. ("Maverick") and Oilfield Materials Consultants, Inc. ("OMC"). Maverick was acquired in December 1997 and OMC was acquired in November 1998. Maverick purchased the assets and certain liabilities of Drafting Services, Inc. in September 1999 and Pinpoint Locators, Inc. in October 1999. These two businesses are being operated as divisions of Maverick. Engineering services has offices in New Jersey, Michigan, Louisiana and Texas and provides a variety of energy related engineering and quality assurance services in several states.

     Our engineering services business had operating revenues, excluding intercompany transactions, of $14,841,000, $40,937,000, and $5,660,000 in 1999,
1998 and 1997, respectively. These operating revenues accounted for 5%, 17% and 2% of consolidated operating revenues, excluding energy marketing operating revenues, during those years.

     The engineering services business serves the natural gas distribution and transmission, oil products, exploration/production and telecommunication industries. The primary services provided include engineering design, distribution system design, construction project management, field surveys, global positioning surveys, inspection, testing, pipeline-mill quality assurance and full turn-key service. The engineering services segment competes with regional, national and international firms as well as in-house engineering and field service departments.

     There has been a reduction in oil and gas production and related activities due to the downturn in oil prices in late 1998 and early 1999. There has also been a reduction or deferral of new engineering projects for the gas distribution industry due to the cash flow impact on the industry of the warm weather during the past two years. As a result, our engineering services business has experienced a reduction in the level of available projects. Management believes that the level of available projects will increase as gas distribution companies start releasing new engineering projects and as pipeline construction and inspection projects become available as a result of the recovery in oil prices in late 1999.

PROPANE, PIPELINES AND STORAGE

     SEMCO's pipelines and storage operations consist of several pipelines and a gas storage facility. SEMCO has partial ownership interests or equity interests in certain of these operations. The pipelines and storage operations are all located in Michigan. In March 1998, we entered the propane distribution business with the acquisition of Hotflame Gas, Inc. and Hotflame Transport Co., Inc. (together known as "Hotflame"). Hotflame supplies approximately 5 million gallons of propane annually to retail customers in Michigan's upper peninsula and northeast Wisconsin. Because propane is used principally for heating, most of the operating income for the propane business is generated in the first and fourth quarters of the calendar year.

     The retail propane industry is highly fragmented with the largest firm in the industry serving less than 10% of the national market and the vast majority of propane companies individually having less than one percent market share. Propane is transported easily in pressurized containers and is generally the fuel used in rural areas where natural gas pipelines and distribution systems do not exist or are uneconomical to build. SEMCO purchases the majority of its propane from BP Amoco PLC. The propane operation competes with other energy sources such as natural gas, fuel oil, electricity and other regional propane providers. The basis of the competition is generally price and service. The propane business has become increasingly competitive and less profitable, which necessitates large-scale operations to be successful in the long term. We will continue to assess regional growth opportunities and the strategic fit of the propane business over the coming year.

BUSINESS STRATEGY

     SEMCO's business strategy is to expand significantly both its gas distribution and diversified businesses through normal market growth and acquisitions that meet pre-determined financial criteria and provide incremental revenue, cost synergies, additional business opportunities and ultimately higher shareholder value. Management has experience in operating non-contiguous gas distribution properties based on operating its Michigan properties. As such, we will continue to evaluate acquisition opportunities throughout the United States. With respect to the diversified business segments, SEMCO's vision is to become one of the largest engineering and construction companies in the United States in the pipeline/underground infrastructure business. The key to SEMCO's business strategy is the acquisition of a number of companies which provide engineering and construction services to companies in the natural gas, telecommunications, water and electric industries. The Company desires to consolidate these acquisitions to achieve the synergies and lower administrative and financing costs usually present in a large firm, while maintaining the entrepreneurial spirit of a small company. A cornerstone of SEMCO's strategy is to build complementary businesses capable of providing a large menu of engineering and construction services in the pipeline/underground infrastructure industry which can be packaged in full turnkey services for higher profit potential. Other major benefits of SEMCO's consolidation strategy is the development of greater depth and overall strength of management, more sophisticated systems, enhanced purchasing capabilities, and better utilization of equipment and resources. We anticipate that this group of diversified businesses could contribute an increasing share of SEMCO's consolidated net income. In addition to this increased contribution, such engineering and construction businesses provide a counter-seasonal earnings pattern to our traditional gas distribution business. These engineering and construction businesses tend to have higher earnings in the spring through fall months. The gas distribution business has higher earnings in the late fall and winter that is associated with colder weather.

                                   THE TRUSTS

     We created three Delaware business trusts pursuant to three trust agreements executed by us as sponsor for each trust, appointed trustees for each trust and filed a certificate of trust for each trust with the Delaware Secretary of State. The trusts are named SEMCO Capital Trust I, SEMCO Capital Trust II and SEMCO Capital Trust III, which we refer to herein as, collectively, the "trusts" and, individually, each a "trust." The amended and restated trust agreement for each trust, (as so amended and restated, the "trust agreement") which is filed as an exhibit to the registration statement of which this prospectus forms a part, states the terms and conditions for each trust to issue and sell its trust preferred securities and trust common securities, which we refer to herein, together with the trust preferred securities, as the trust securities.

     Each trust will exist solely to:

     - issue and sell its trust securities;

     - use the proceeds from the sale of its trust securities to purchase and hold a series of our debt securities;

     - maintain its status as a grantor trust for federal income tax purposes;
       and

     - engage in other activities that are necessary or incidental to these purposes.

     We will purchase all of the trust common securities of each trust. The trust common securities will represent an aggregate liquidation amount equal to at least 3% of each trust's total capitalization. The trust common securities will have terms substantially identical to, and will rank equal in priority of payment with, the trust preferred securities. However, if we default on the subordinated debt securities, then cash distributions and liquidation, redemption and other amounts payable on the trust common securities will be subordinate to the trust preferred securities in priority of payment.

     We will guarantee the trust preferred securities as described later in this prospectus.

     The trust's business and affairs will be conducted by the trustees (the "Trustees") appointed by us, as holder of the trust common securities. The duties and obligations of the trustees will be governed by the trust agreement. Pursuant to each trust agreement, the number of trustees will initially be four. Two of the trustees (the "Administrative Trustees") will be persons who are our employees or officers of or affiliated with us. The third Trustee will be a corporation which maintains a principal place of business in the State of Delaware that will serve for the sole purpose of complying with certain Delaware laws (the "Delaware Trustee"). The fourth trustee will be a financial institution unaffiliated with us which will serve as property trustee under each trust agreement and as indenture trustee for purposes of the Trust Indenture Act (the "Property Trustee"). Bank One Delaware, Inc. will act as the Delaware Trustee and Bank One Trust Company, National Association as the Property Trustee, in each case until removed or replaced by the holder of the trust common securities. The Property Trustee will also act as indenture trustee under the indenture and guarantee trustee under the Trust Guarantee (the "Guarantee Trustee"). See "Description of the Trust Guarantee." We, as the holder of all the trust common securities, will have the right to appoint, remove or replace any trustee and to increase the number of trustees, provided that the number of trustees will be at least three, two of which will be the Administrative Trustees.

     The Property Trustee will hold title to the subordinated debt securities for the benefit of the holders of the trust securities, and will have the power to exercise all rights, powers and privileges as the holder of the subordinated debt securities under the indenture pursuant to which the subordinated debt securities are issued. In addition, the Property Trustee will maintain exclusive control of a segregated non-interest bearing bank account to hold all payments made in respect of the subordinated debt securities for the benefit of the holders of the trust securities. The Property Trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the property account. The Guarantee Trustee will hold the guarantee by us of the trust securities for the benefit of the holders of the trust preferred securities.

     In addition, unless the Property Trustee maintains a principal place of business in the State of Delaware, and otherwise meets the requirements of applicable law, another trustee of each trust, the Delaware trustee, will either be a natural person who is a resident of the State of Delaware or an entity which has its principal place of business or resides in the State of Delaware. We have appointed Bank One Delaware, Inc., as Delaware trustee. We will pay all fees and expenses related to each trust and each offering of the related trust preferred securities and will pay all ongoing costs and expenses of each trust, except such trust's obligations under the related trust securities.

     The rights of the holders of the trust preferred securities, including economic rights, rights to information and voting rights, are set forth in each trust's trust agreement and the Delaware Business Trust Act, as amended, and the Trust Indenture Act. The principal place of business of the trusts is c/o SEMCO Energy, Inc., 405 Water Street, Port Huron, Michigan 48060, and their telephone number is 810-987-2200.

                                USE OF PROCEEDS

     Except as may otherwise be described in the prospectus supplement relating to an offering of securities, the net proceeds from the sale of the securities will be used to finance acquisitions, repay our short-term borrowings and for other general corporate purposes. Prior to such uses, the net proceeds from the sale of securities may be invested in certificates of deposit or other highly liquid investments with short-term maturities. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of such offering and will be described in the related prospectus supplement. A significant portion of the net proceeds from the sale of these securities are expected to be used to refinance a $290,000,000 short-term, unsecured bridge loan facility that was used to acquire the assets and some of the liabilities of ENSTAR Natural Gas Company and the outstanding stock of Alaska Pipeline Company. This bridge loan facility matures on October 30, 2000. We currently plan to retire the bridge loan by publicly issuing a combination of medium-term notes, trust preferred securities and common stock, however, our ability to secure permanent financing for this amount on a timely basis or on commercially reasonable terms depends to an extent on factors beyond our control such as the state of the financial markets and general economic conditions.

               ACCOUNTING TREATMENT RELATING TO TRUST SECURITIES

     The financial statements of each trust that has issued trust securities will be consolidated with our financial statements, with the trust preferred securities of each trust shown on our consolidated financial statements as our obligated mandatory redemption preferred securities of a consolidated trust. Our financial statements will include a footnote that discloses, among other things, that the sole asset of each trust included therein consists of our subordinated deferrable interest debentures and will specify the designation, principal amount, interest rate and maturity date of such subordinated deferrable interest debentures.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the consolidated ratios of earnings to fixed charges for SEMCO and its subsidiaries for the years indicated:

                                                                   YEARS ENDED DECEMBER 31,
                                                    ------------------------------------------------------
              RATIO OF EARNINGS TO:                 1999       1998       1997(3)       1996(3)       1995
              ---------------------                 ----       ----       -------       -------       ----
Fixed Charges(1)..................................  2.18       2.17        2.42          (2)          2.21
Fixed Charges and Preferred Dividends(1)..........  2.18       2.17        2.42          (2)          2.20

---------------

(1) In January 1998, SEMCO, through a subsidiary of SEMCO Energy Ventures, SEMCO Arkansas Pipeline Company, sold its 32.07% partnership interest in NOARK Pipeline System L.P. ("NOARK"). NOARK had been generating losses since it was placed in service in 1992. Earnings reflect a share of NOARK's operating losses and fixed charges include a share of NOARK's interest expense equal to SEMCO's percentage interest in NOARK.

    For purposes of calculating the ratios, "earnings" represent the sum of (a) pretax income from continuing operations (excluding extraordinary charges from the early retirement of debt in 1994 and 1998) and (b) fixed charges. "Fixed charges" represent the sum of (i) interest incurred by SEMCO and its subsidiaries plus their share of interest on debt to outsiders incurred by less-than-fifty-percent-owned persons, (ii) amortization of debt expense and
    (iii) the preferred stock dividend requirements of SEMCO's subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirement. "Preferred Dividends" represents dividends on SEMCO's Cumulative Convertible Preferred Stock which was called for redemption in November 1999.

(2) For the year ended December 31, 1996, fixed charges exceeded earnings by $20.0 million. Earnings as defined include a $32.3 million non-cash pretax write-down of the NOARK (1) investment. Excluding the NOARK write-down the ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred dividends would have been 1.84 and 1.84, respectively.

(3) Restated to account for a 1998 acquisition as a pooling of interests. Years prior to 1996 were not restated for the pooling of interests as the effects were not material.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 40,000,000 shares of common stock, $1.00 par value ("common stock"), 500,000 shares of cumulative preferred stock, $1.00 par value ("preferred stock"), and 3,000,000 shares of preference stock, $1.00 par value ("preference stock"). At February 29, 2000, there were outstanding 17,918,619 shares of common stock and no shares of preferred stock. 2,000,000 shares of the preference stock are reserved for issuance pursuant to a Shareholder Rights Plan described below; no preference stock is outstanding.

     The following is a summary description of our common stock and preferred stock. You should look at our restated articles of incorporation which are filed as an exhibit to the Registration Statement for a complete description. The following summary is subject in all respects to the provisions of our restated articles of incorporation and does not relate to or give effect to the provisions of the statutory or common law of the State of Michigan. The summary given below is qualified in its entirety by reference to our restated articles of incorporation and the laws of the State of Michigan.

COMMON STOCK

     Dividend Rights. The holders of common stock are entitled to dividends when, as and if, declared by the Board of Directors out of our surplus after full cumulative dividends on the preferred stock and preference stock, if any, shall have been paid or set apart for payment and any sinking fund obligations with respect to the preferred stock and preference stock, if any, have been satisfied.

     We have long-term debt agreements which contain restrictive financial covenants including, among others, limits on the payment of dividends beyond certain levels. We are currently in compliance with all of the covenants in these agreements. With respect to the payment of dividends or any other distributions in respect of our capital stock, such agreements provide that we may not declare and pay any dividends (except dividends or other distributions payable in shares of our capital stock), redeem or retire our capital stock (or any warrants, rights, or options to purchase or acquire our capital stock), or make other distributions with respect to our capital stock (such declarations or payments of dividends, purchases, redemptions or retirements of capital stock and warrants, rights or options and all such other payments or distributions being collectively referred to as "Restricted Payments") if, after giving effect thereto, (i) any event of default under such agreements exists; (ii) the aggregate amount of Restrictive Payments since January 1, 1994 would exceed our consolidated net income for the same period plus an adjustment factor of $21,000,000; or (iii) would cause our consolidated net worth to be less than $80,000,000.

     After September 30, 1999, the adjustment factor of $21,000,000 is reduced each quarter by $625,000 until the adjustment factor equals $11,000,000. Under the most restrictive terms, as of December 31, 1999, $7,720,000 is available for dividends.

     Voting Rights. The holders of Common Stock are entitled to one vote for each share on all matters voted upon by our shareholders and, subject to any voting rights of the holders of the preferred stock and preference stock described below, the holders of such shares currently possess all voting power. Our Articles of Incorporation provide for cumulative voting for the election of our directors.

     Preemptive Rights. No holder of common stock has any preemptive right to subscribe to any additional securities which we may issue.

     Liquidation Rights. Subject to the preferential rights of holders of the preferred stock and preference stock, upon our liquidation the holders of the common stock are entitled to share on a pro rata basis in our net assets which remain after satisfaction of all liabilities.

PREFERRED STOCK

     The Board of Directors is authorized, without further action by shareholders, to issue preferred stock, in one or more series, from time to time, with such rights and preferences as may be provided in a resolution adopted by the Board of Directors. The authority of the Board includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof: (i) the rate of dividends and the extent of further participation in dividend distribution, if any; (ii) the price at and the terms and conditions on which the shares are redeemable; (iii) the amount payable upon shares in event of voluntary or involuntary liquidation; (iv) sinking fund provisions for the redemption or purchase of shares; and (v) the terms and conditions on which shares are convertible.

     The terms of each series of preferred stock will be described in any prospectus supplement related to such series of preferred stock and may include the following:

     (1) the title and stated value of such preferred stock;

     (2) the number of shares of such preferred stock offered and the offering price and liquidation preference per share of such preferred stock;

     (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such preferred stock;

     (4) the date from which dividends on such preferred stock shall accumulate, if applicable;

     (5) the provision for a sinking fund, if any, for such preferred stock;

     (6) the provision for redemption, if applicable, of such preferred stock;

     (7) any listing of such preferred stock on any securities exchange;

     (8) a discussion of federal tax considerations applicable to such preferred stock;

     (9) any voting rights of holders of such preferred stock;

     (10) any other specific terms, preferences, rights, limitations or restrictions of such preferred stock;

     (11) the relative ranking and preference of such preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

     (12) any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

     (13) the terms and condition. if applicable, upon which such preferred stock will be convertible into or participate in dividends, if any, paid on the common stock, including the conversion price (or manner of calculation thereof).

     In the event of our liquidation or dissolution, the holders of preferred stock are entitled to receive a fixed amount for each series before any distribution is made to the holders of common stock. As long as any preferred stock remains outstanding, we may not purchase any shares of our common stock or redeem any preference stock.

     As long as any preferred stock remains outstanding, we may not without the consent of the holders of at least two-thirds of the outstanding preferred stock authorize any class of stock having a priority or preference over or ranking on a parity with the preferred stock as to dividends or distribution of assets.

     If at any time we fail to declare and pay or set apart for payment in full eight quarterly dividends (whether or not consecutive) on all of the outstanding preferred stock, then the holders of the outstanding preferred stock shall have the right, voting as a single class irrespective of series, to elect such number of our directors as shall constitute one less than the smallest number of directors necessary to constitute a majority of the full Board of Directors, and such right shall continue (and may be exercised at any annual or other meeting of shareholders for the election of directors) until we shall have paid or declared and set apart for payment all accrued dividends on the preferred stock for all past quarterly dividend periods.

     At February 29, 2000, no shares of preferred stock were outstanding.

PREFERENCE STOCK

     The Board of Directors has the authority to divide the 3,000,000 shares of preference stock into series and, within the limitations set forth in the laws of the State of Michigan and in the Articles of Incorporation, to fix and determine the relative rights and preferences of the shares of any series so established. The preference stock ranks junior to all series of preferred stock as to the payment of dividends and the distribution of assets, except to the extent that a specific series of preferred stock provides otherwise.

SERIES A PREFERENCE STOCK

     In January, 1997, the Board of Directors created a series of preference stock designated as Series A preference stock with the number of shares constituting such series set at 2,000,000. No shares of preference stock are outstanding.

     If Series A preference stock was outstanding, dividends would accrue and be cumulative in an amount per share per quarter equal to the greater of (i) $10.00 or (ii) the Adjustment Number (as defined below) times the per share amount of all cash dividends, and the Adjustment Number times the per share amount (payable in kind) of all non-cash dividends or other distributions (other than a dividend payable in shares of common stock or a subdivision of the shares of common stock), declared on the common stock since the preceding quarterly dividend payment date, or, if later, since the issuance or such Series A preference stock. Upon our liquidation or dissolution the holders of Series A preference stock are entitled to receive $100 per share plus all accrued and unpaid dividends. The Series A preference stock is not redeemable and ranks junior to all series of preferred stock as to the payment of dividends and the distribution of assets, unless the terms of any series provides otherwise. If Series A preference stock was outstanding, a holder of Series A preference stock would be entitled to the number of votes equal to the Adjustment Number times the number of votes to which a holder of common stock is entitled. Except as otherwise provided below or by law, Series A preference stock and common stock shall vote together as one class on all matters submitted to a vote of the holders of common stock. If any dividends on Series A preference stock shall be in arrears for six or more quarterly dividends, a "default period" shall begin. The default period shall end when all accrued dividends shall have been paid or set apart for payment. During a default period, Series A preference stock shall have the right to elect two directors. This vote shall be as a class for all series of preference stock entitled to vote.

     The Articles of Incorporation initially set the Adjustment Number at 100. If we shall (i) pay any dividend on common stock in shares of common stock, (ii) subdivide the common stock, or (iii) combine the common stock into a smaller number of shares, the Adjustment Number shall be modified by multiplying it by a fraction, the numerator of which is the number of shares of common stock outstanding immediately after such event and the denominator of which is the number of shares of common stock outstanding immediately prior to such event.

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

     We sponsor a direct stock purchase and dividend reinvestment plan under which investors may purchase shares of common stock without paying brokerage fees and other expenses. Under the plan, the plan administrator may purchase common stock in the open market, through private transactions or from SEMCO. If shares are purchased on the open market, or through private transactions, the price of the shares purchased through the plan will be the weighted average price paid in the stock market for the particular investment date. If the plan administrator purchases shares from SEMCO, the price paid for those shares will be the average of the closing prices on the three trading days prior to the 15th of each month as quoted on the New York Stock Exchange. We initially reserved 2,000,000 shares of common stock for issuance under the plan. As of February 29, 2000, 1,202,047 shares were available for issuance under the plan.

OTHER PROVISIONS

     Articles of Incorporation. The following provisions of our Articles of Incorporation may delay, defer or prevent a person from acquiring us or changing control of the Board of Directors. Our Articles of

Incorporation divide the Board into three classes with staggered terms; each director is elected for a three year term. Approximately one-third of the Board positions are filled by a shareholder vote each year. Directors may be removed but only for cause, at an annual meeting of shareholders and by the affirmative vote of a majority of the shares then entitled to vote for the election of directors. In addition to requirements imposed under Section 7A of the Michigan Business Corporation Act (the "MBCA"), our Articles of Incorporation provide that a business combination cannot occur unless a written opinion is obtained from an independent investment banker that the consideration to be paid to our shareholders is fair and reasonable; provided, however, the directors may waive this requirement. Our Articles of Incorporation also contain provisions limiting the personal liability of directors.

     Anti-Takeover Statutes. We are subject to Chapter 7A of the MBCA, which provides that business combinations subject to Chapter 7A between a Michigan corporation and a beneficial owner of shares entitled to 10% or more of the voting power of such corporation generally require the affirmative vote of 90% of the votes of each class of stock entitled to vote, and not less than 2/3 of each class of stock entitled to vote (excluding voting shares owned by such 10% owner), voting as a separate class. Such requirements do not apply if (i) the corporation's board of directors approves the transaction prior to the time the 10% owner becomes such or (ii) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% owner has been such for at least five years.

     We are also subject to Chapter 7B of the MBCA which provides that, unless a corporation's articles of incorporation or bylaws provide that Chapter 7B does not apply, "control shares" of a corporation acquired in a control share acquisition have no voting rights except as granted by the stockholders of the corporation. "Control shares" are shares which, when added to shares previously owned by a stockholder, increase such stockholder's ownership of voting stock to more than 20% but less than 33 1/3%, more than 33 1/3% but less than a majority, or more than a majority, of the votes to which all of the capital stock of the corporation is entitled. Voting rights of control shares must be approved by the affirmative vote of a majority of all shares entitled to vote excluding voting shares owned by the acquirer and certain officers and directors. However, no such approval is required for gifts or other transactions not involving consideration, for a merger to which the corporation is a party or certain other transactions described in Chapter 7B.

     Rights to Purchase Preference Stock. In January 1997, we adopted a Shareholder's Rights Plan pursuant to which 2,000,000 shares of Series A preference stock are reserved under the plan for sale to holders of common stock. The common stock currently trades with a right to purchase such Series A preference stock. The right is intended to protect shareholders in the event of an unsolicited attempt to acquire us and becomes exercisable upon the occurrence of certain triggering events. The right is transferred automatically with the transfer of the common stock until separate rights certificates are distributed upon the occurrence of certain events. The right could have the effect of delaying, deferring or preventing a person from acquiring us or accomplishing a change in control of the board of directors.

     Registration Rights. In connection with certain of our acquisitions, we agreed, among other things, to file with the Commission registration statements for shares of common stock received by the shareholders of such companies. As of February 29, 2000, approximately 1,044,874 shares of our common stock in the aggregate are subject to such agreements.

     Transfer Agent. Norwest Bank Minnesota, N.A. is our transfer agent and registrar for our common stock.

     The common stock is traded on the New York Stock Exchange under the symbol SEN.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     Our senior debt securities and subordinated debt securities (collectively, for purposes of this section of the Prospectus, the "Debt Securities"), consisting of notes, debentures and other evidence of indebtedness
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

may be issued from time to time in one or more series, in the case of the Senior Debt Securities, under an indenture, dated as of October 23, 1998, as supplemented from time to time (the "Senior Indenture") between us and Bank One Trust Company, National Association, as trustee (the "Senior Indenture Trustee"), and in the case of the Subordinated Debentures, under an indenture as supplemented from time to time (the "Subordinated Indenture"), between us and Bank One Trust Company, National Association, as trustee (the "Subordinated Indenture Trustee"). The term "Indenture Trustee," as used herein, shall refer to the Senior Indenture Trustee or the Subordinated Indenture Trustee, as appropriate. The form of Senior Indenture and the form of the Subordinated Indenture being sometimes referred to herein collectively as the "Indentures" and individually as an "Indenture" are filed, along with the form of Supplemental Indenture in the case of the Subordinated Indenture, as exhibits to the Registration Statement to which this Prospectus is a part and, upon execution and delivery, will be available for inspection at the corporate trust offices of the Senior Indenture Trustee and the Subordinated Indenture Trustee, or as described under "Available Information." The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act" or "TIA"). The following statements relating to the Debt Securities and the Indentures are summaries of the provisions thereof and do not purport to be complete and are qualified in their entirety by reference to the Indentures and the Debt Securities. All Section references herein are to sections of the Indentures, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indentures and the Debt Securities. The Subordinated Debentures are further described under "Additional Description of Subordinated Debentures to be Issued to Trust" below.

TERMS

     The Debt Securities will be our direct, unsecured obligations. The indebtedness represented by the Senior Debt will rank on a parity with all our other unsecured and unsubordinated indebtedness. The indebtedness represented by the Subordinated Debentures will be subordinated in right of payment to the prior payment in full of all our existing and future Senior Indebtedness, as described below under "Subordination." Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time by our Board of Directors or as established in one or more indentures supplemental to such Indenture. Debt Securities may be issued with terms different from those of Debt Securities previously issued. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301 of each Indenture).

     Each Indenture provides that there may be more than one Indenture Trustee thereunder, each with respect to one or more series of Debt Securities. Any Indenture Trustee under either Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Indenture Trustee may be appointed to act with respect to such series (Section 608 of each Indenture). In the event that two or more persons are acting as Indenture Trustee with respect to different series of Debt Securities, each such Indenture Trustee shall be an Indenture Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Indenture Trustee (Section 609 of each Indenture), and, except as otherwise indicated herein, any action described herein to be taken by an Indenture Trustee may be taken by each such Indenture Trustee with respect to, and only with respect to, the one or more series of Debt Securities of which it is Indenture Trustee under the applicable Indenture.

     The Prospectus Supplement relating to the series of Debt Securities being offered will contain the specific terms thereof, including, without limitation:

     (1) The title and any series of such Debt Securities and whether such Debt Securities are Senior Debt or Subordinated Debentures;

     (2) The aggregate principal amount of such Debt Securities and any limit on such principal amount;

     (3) The percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

     (4) The date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

     (5) The rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

     (6) The place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon us in respect of such Debt Securities and the applicable Indenture may be served;

     (7) If applicable, whether the interest payment periods may be extended by us and, if so, the terms of any such extension;

     (8) The period or periods within which, the price or prices at which, and other terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at our option, if we are to have such an option;

     (9) Our obligation, if any, to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which or the date or dates on which, the price or prices at which, and other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

     (10) Whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method and the manner in which such amounts shall be determined;

     (11) Provisions, if any, granting special rights to the holders of such Debt Securities upon the occurrence of such events as may be specified;

     (12) Any deletions from, modifications of or additions to the Events of Default or our covenants with respect to such Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the applicable Indenture;

     (13) Whether such Debt Securities will be issued in certificated or book-entry form;

     (14) Whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

     (15) The applicability if any, of the defeasance and covenant defeasance provisions described herein, or any modification thereof;

     (16) Whether and under what circumstances we will pay any Additional Amounts as defined and contemplated in the applicable Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such Debt Securities in lieu of making such payment; and

     (17) Any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301 of each Indenture).

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as set forth below under "Certain Covenants" and as may be set forth in any Prospectus Supplement, the Indentures will not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should refer to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of, or additions to the events of default or covenants of us that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series issued in registered form will be issuable in denominations of $1,000 and integral multiples thereof. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of any series issued in bearer form will be issuable in denominations of $5,000 (Section 302 of each Indenture).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium if any) and interest on any series of Senior Debt will be payable at the corporate trust office of the Senior Indenture Trustee, and the principal of (and premium, if any) and interest on any series of Subordinated Debentures will be payable at the corporate trust office of the Subordinated Indenture Trustee; provided that, at our option, payment of interest on any series of Debt Securities may be made by check mailed to the address of the Person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States (Sections 301, 307 and 1002 of each Indenture).

     Any interest not punctually paid or duly provided for on any interest payment date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Indenture Trustee, notice whereof shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307 of each Indenture).

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Indenture Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for registration of transfer or exchange thereof at the corporate trust office of the applicable Indenture Trustee. Every Debt Security surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of each Indenture). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Indenture Trustee) initially designated by us with respect to any series of Debt Securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the trust will be required to maintain a transfer agent in each place of payment for such series. We may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002 of each Indenture).

     Neither we nor any Indenture Trustee shall be required to (i) issue, register the transfer of or exchange of Debt Securities of any series which are issued in registered form during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security or portion thereof, called for redemption, except the unredeemed portion of any Debt Security which is issued in registered form being redeemed in part; or
(iii) issue, register the transfer of or exchange any Debt Security which is issued in registered form that has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305 of each Indenture).

MERGER, CONSOLIDATION OR SALE

     The Senior Indenture provides that we will be permitted to consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity provided that (a) either we shall be the continuing entity, or the successor entity (if other than us) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Senior Debt and the due and punctual performance and observance of all of the covenants and conditions contained in the Senior Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of us or any Subsidiary as a result thereof as having been incurred by us or such Subsidiary at the time of such transaction, no Event of Default under the Senior Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Indenture Trustee (Sections 801 and 803 of the Senior Indenture). The provisions of the Subordinated Indenture regarding merger, consolidation and sale are discussed in "Additional Description of Subordinated Debentures to be Issued to Trust -- Consolidation, Merger and Sale" below.

CERTAIN COVENANTS

     Limitations on Liens. The Indentures provide that we shall not, and shall not cause or permit any Subsidiary to, issue, assume or guarantee any Debt secured by a Lien upon any of our property or assets (other than cash) or that of such Subsidiary, as applicable, without effectively providing that the outstanding Debt Securities (together with, if we so determine, any other indebtedness or obligation then existing or thereafter created ranking equally with such Debt Securities) shall be secured equally and ratably with (or prior
to) such Debt so long as such Debt shall be so secured. The foregoing restriction on Liens will not, however, apply to:

          (a) Liens in existence on the date of original issue of such Debt Securities;

          (b) (i) any Lien created or arising over any property which is acquired, constructed or created by us, or any of our Subsidiaries, but only if (A) such Lien secures only principal amounts (not exceeding the cost of such acquisition, construction or creation) raised for the purposes of such acquisition, construction or creation, together with any costs, expenses, interest and fees incurred in relation thereto or a guarantee given in respect thereof, (B) such Lien is created or arises on or before 90 days after the completion of such acquisition, construction or creation and (C) such Lien is confined solely to the property so acquired, constructed or created; or (ii) any Lien to secure our Debt or the Debt of a Subsidiary incurred in connection with a specifically identifiable project where the Lien relates to and is confined to a property or properties (including, without limitation, shares or other rights of ownership in the entities which own such property or project) involved in such project and acquired by us or a Subsidiary after the date of original issue of the Debt Securities of any series and the recourse of the creditors in respect of such Debt is limited to any or all of such project and property (including as aforesaid);

          (c) any Lien securing amounts not more than 90 days overdue or otherwise being contested in good faith;

          (d) (i) rights of financial institutions to offset credit balances in connection with the operation of cash management programs established for our benefit or the benefit of a Subsidiary or in connection with the issuance of letters of credit for the benefit of the us or a Subsidiary;
     (ii) any Lien securing our Debt or the Debt of a Subsidiary incurred in connection with the financing of accounts receivable; (iii) any Lien incurred or deposits made in the ordinary course of business, including, but not limited to, (A) any mechanics', materialmens', carriers', workmens', vendors' or other like Liens and (B) any Liens securing amounts in connection with workers' compensation, unemployment insurance and other types of social security; (iv) any Lien upon specific items of inventory or other goods and proceeds of us or a Subsidiary securing obligations of us or a Subsidiary in respect of bankers' acceptances issued or created for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods; (v) any Lien incurred or deposits made securing the performance of tenders, bids, leases, trade contracts (other than for borrowed money), statutory obligations, surety bonds, appeal bonds, government contracts, performance bonds, return-of-money bonds and other obligations of like nature incurred in the ordinary course of business; (vi) any Lien constituted by a right of set off or right over a margin call account or any form of cash or cash collateral or any similar arrangement for obligations incurred in respect of the hedging or management of risks under transactions involving any currency or interest rate swap, cap or collar arrangements, forward exchange transaction, option, warrant, forward rate agreement, futures contract or other derivative instrument of any kind; (vii) any Lien arising out of title retention or like provisions in connection with the purchase of goods and equipment in the ordinary course of business; and (viii) any Lien securing reimbursement obligations under letters of credit, guaranties and other forms of credit enhancement given in connection with the purchase of goods and equipment in the ordinary course of business;

          (e) Liens in favor of us or a Subsidiary;

          (f) (i) Liens on any property or assets acquired from a corporation which is merged with or into us or a Subsidiary, or any Liens on the property or assets of any corporation or other entity existing at the time such corporation or other entity becomes a Subsidiary of us and, in either such case, is not created in anticipation of any such transaction (unless such Lien is created to secure or provide for the payment of any part of the purchase price of such corporation); (ii) any Lien on any property or assets existing at the time of acquisition thereof and which is not created in anticipation of such acquisition (unless such Lien was created to secure or provide for the payment of any part of the purchase price of such property or assets); and (iii) any Lien created or outstanding on or over any asset of any Person which becomes a Subsidiary on or after the date of the issuance of such Debt Securities when such Lien is created prior to the date on which such Person becomes a Subsidiary;

          (g) (i) Liens required by any contract or statute in order to permit us or a Subsidiary to perform any contract or subcontract made by us or it with or at the request of a governmental entity or any department, agency or instrumentality thereof, or to secure partial, progress, advance or any other payments by us or a Subsidiary to such governmental unit pursuant to the provisions of any contract or statute; (ii) any Lien securing industrial revenue, development or similar bonds issued by or for the benefit of us or a Subsidiary, provided that such industrial revenue, development or similar bonds are nonrecourse to us or such Subsidiary; and
     (iii) any Lien securing taxes or assessments or other applicable governmental charges or levies;

          (h) (i) any Lien which arises pursuant to any order of attachment, distrait or similar legal process arising in connection with court proceedings and any Lien which secures the reimbursement obligation for any bond obtained in connection with an appeal taken in any court proceeding, so long as the execution or other enforcement of such Lien arising pursuant to such legal process is effectively stayed and the claims secured thereby are being contested in good faith and, if appropriate, by appropriate legal proceedings, or any Lien in favor of a plaintiff or defendant in any action before a court or tribunal as security for costs and/or other expenses; or
     (ii) any Lien arising by operation of law or by order of a court or tribunal or any Lien arising by an agreement of similar effect, including, without limitation, judgment liens; or

          (i) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, or any Liens referred to in the foregoing clauses, for amounts not exceeding the principal amount of the Debt secured by the Lien so extended, renewed or replaced, provided that such extension, renewal or replacement Lien is limited to all or a part of the same property or assets that were covered by the Lien extended, renewed or replaced (plus improvements on such property or assets) (Section 1011 of each Indenture).

     Limitations on Sale and Leaseback Transactions. The Indentures also provide that we will not, and will not permit any Subsidiary to, enter into any arrangement with any Person (other than us or a Subsidiary), providing for the leasing to us or a Subsidiary of any assets which have been or are to be sold or transferred by us or such Subsidiary to such Person (a "Sale and Lease-Back Transaction") unless: (a) such transaction involves a lease for a temporary period not to exceed three years; (b) such transaction is between us or a Subsidiary and an affiliate of ours; (c) we would be entitled to incur debt secured by a Lien on the assets or property involved in such transaction at least equal in amount to the Attributable Debt with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the Debt Securities, pursuant to the limitation on Liens described above; (d) such transaction is entered into within 90 days after the initial acquisition by us of the assets or property subject to such transaction; (e) after giving effect thereto, the aggregate amount of all Attributable Debt with respect to all such Sale and Lease-Back Transactions does not exceed 10% of Consolidated Net Tangible Assets; or (f) we or a Subsidiary within the twelve months preceding the sale or transfer or the twelve months following the sale or transfer, regardless of whether such sale or transfer may have been made by us or such Subsidiary, apply in the case of a sale or transfer for cash, an amount equal to the net proceeds thereof and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair value of the assets so leased at the time of entering into such arrangement (as determined by our Board of Directors or the Board of Directors of such Subsidiary), (i) to the retirement of debt, incurred or assumed by us or a Subsidiary, which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than twelve months after the date of incurring, assuming or guaranteeing such debt or (ii) to investment in any of our assets or the assets of any Subsidiary (Section 1012 of each Indenture).

     Existence. Except as permitted under "Merger, Consolidation or Sale," we will be required to do or cause to be done all things necessary to preserve and keep in full force and effect our existence, rights and franchises; provided, however, that we shall not be required to preserve any right or franchise if we determine that the preservation thereof is no longer desirable in the conduct of our business (Section 1004 of each Indenture).

     Maintenance of Properties. We will be required to cause all of our material properties used or useful in the conduct of our business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in our judgment may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times (Section 1005 of each Indenture).

     Insurance. We will be required to, and will be required to cause each of our Subsidiaries to, keep all of our insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and, if described in the applicable Prospectus Supplement, having a specified rating from a recognized insurance rating service (Section 1006 of each Indenture).

     Payment of Taxes and Other Claims. We will be required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon us or any Subsidiary or upon our income, profits or property or, that of any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a material lien upon our property or that of any Subsidiary; PROVIDED, HOWEVER, that we shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith (Section 1007 of each Indenture).

     Provision of Financial Information. Whether or not we are subject to
Section 13 or 15(d) of the Exchange Act, we will be required, within 15 days of each of the respective dates by which we would have been required to file annual reports, quarterly reports and other documents with the Commission if we were so subject, to (i) transmit by mail to all holders of Debt Securities, as their names and addresses appear in the applicable register for such Debt Securities, without cost to such holders, copies of the annual reports, quarterly reports and other documents that we would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to such sections, (ii) file with the applicable Indenture Trustee copies of the annual reports, quarterly reports and other documents that we would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to such Sections, and (iii) promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder (Section 1008 of each Indenture).

     Additional Covenants. Any of our additional covenants with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest or Additional Amounts, or Additional Interest, as applicable, payable on any Debt Security of such series; (b) default in the payment of principal of (or premium, if any, on) any Debt Security of such series at its maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance or breach of any other covenant or warranty of ours contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture; (e) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by us (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles but not including any indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $5,000,000 or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us (including such leases, but not including such indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $5,000,000, whether such indebtedness now exists or shall hereafter be created which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of us or any Significant Subsidiary of ours; and (g) any other event of default provided with respect to a particular series of Debt Securities (Section 501 of each Indenture). The term "Significant Subsidiary" means each of our significant subsidiaries (as defined in Regulation S-X promulgated under the Securities
Act).

     If an Event of Default under either Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Indenture Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms thereof) of, and premium, if any, on all of the Debt Securities of that series to be due and payable immediately by written notice thereof to us (and to the Indenture Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) we shall have deposited with the applicable Indenture Trustee all required payments of the principal of (and premium, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of such Indenture Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof and the premium, if any) or interest, with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the applicable Indenture (Section 502 of each Indenture). Each Indenture also provides that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default
(x) in the payment of the principal of (or premium, if any) or interest or Additional Amounts, or Additional Interest, as applicable, payable on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby (Section 513 of each Indenture).

     Each Indenture Trustee will be required to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; PROVIDED, HOWEVER, that such Indenture Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest or Additional Amounts, or Additional Interest, as applicable, payable on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Security of such series) if specified responsible officers of such Indenture Trustee consider such withholding to be in the interest of such holders (Section 601 of each Indenture).

     Each Indenture will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the cases of failure of the Indenture Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507 of each Indenture). This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any), interest on and Additional Amounts, or Additional Interest, as applicable, payable with respect to, such Debt Securities at the respective due dates thereof.

     Subject to provisions in each Indenture relating to its duties in case of default, each Indenture Trustee will not be under any obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Indenture Trustee thereunder reasonable security or indemnity (Section 602 of each Indenture). The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or of exercising any trust or power conferred upon such Indenture Trustee. However, an Indenture Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Indenture Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein (Section 512 of each Indenture).

     Within 120 days after the close of each fiscal year, we will be required to deliver to each Indenture Trustee a certificate, signed by one of our several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof (Section 1009 of each Indenture).

     Additional provisions of the Subordinated Indenture regarding Events of Default are discussed in "Additional Description of Subordinated Debentures to be Issued to Trust -- Subordinated Indenture Additional Events of Default" below.

MODIFICATION OF THE INDENTURES

     Modifications and amendments of either Indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities issued under each Indenture which are affected by such modification or amendment; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby, (a) change the stated maturity of the principal of (or premium, if any), or any installment of principal of or interest payable on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, or Additional Amounts, or Additional Interest, as applicable, payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security;
(c) change the place of payment, or currency, for payment of principal of (and premium, if any), or interest on, or any Additional Amounts, or Additional Interest, as applicable, payable with respect to, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security (Section 902 of each Indenture).

     The holders of not less than a majority in principal amount of outstanding Debt Securities issued under either Indenture will have the right to waive compliance by us with certain covenants in such Indenture (Section 1013 of each Indenture).

     Modifications and amendments of each Indenture will be permitted to be made by us and the applicable Indenture Trustee thereunder without the consent of any holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to us as obligor under the applicable Indenture;
(ii) to add to our covenants for the benefit of the holders of all or any series of Debt Securities or to surrender a right or power conferred upon us in the applicable Indenture; (iii) to add events of default for the benefit of the holders of all or any series of Debt Securities; (iv) to add or change any provisions of the applicable Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, PROVIDED that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material aspect; (v) to change or eliminate any provisions of the applicable Indenture, PROVIDED that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to provide for the acceptance of appointment by a successor Indenture Trustee or facilitate the administration of the trusts imposed under the applicable Indenture by more than one Indenture Trustee; (ix) to cure any ambiguity, defect or inconsistency in the applicable Indenture, PROVIDED that such action shall not adversely affect the interests of holders of Debt Securities of any series issued under such Indenture in any material respect; or (x) to supplement any of the provisions of such Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, PROVIDED that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect (Section 901 of each Indenture).

     Each Indenture will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, and (ii) Debt Securities owned by us or any other obligor upon the Debt Securities or any affiliate of us or of such other obligor shall be disregarded (Section 104 and Section 101 of each Indenture).

     Each Indenture will contain provisions for convening meetings of the holders of Debt Securities of a series (Section 1501 of each Indenture). A meeting will be permitted to be called at any time by the applicable Indenture Trustee, and also, upon request, by us or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the applicable Indenture (Section 1502 of each Indenture). Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of the applicable Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; PROVIDED, HOWEVER, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the applicable Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at an reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; PROVIDED, HOWEVER, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum (Section 1504 of each Indenture).

     Notwithstanding the foregoing provisions, each Indenture will provide that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that the Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting, and (ii) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section 1504 of each Indenture).

SUBORDINATION

     Upon any distribution to our creditors in a liquidation, dissolution or reorganization, the payment of the principal of and interest on the Subordinated Debentures will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Indebtedness defined below (Sections 1601 and 1602 of the Subordinated Indenture), but our obligation to make payment of the principal and interest on the Subordinated Debentures will not otherwise be affected (Section 1606 of the Subordinated Indenture). No payment of principal or interest may be made on the Subordinated Debentures at any time if (i) any Senior Indebtedness is not paid when due and any applicable grace period has ended or such default has not been waived; (ii) a default on Senior

Indebtedness exists that permits the holders of such Senior Indebtedness to accelerate its maturity or (iii) notice has been given of the exercise of an option to require repayment or prepayment of Senior Indebtedness (Section 1603 of the Subordinated Indenture). After all Senior Indebtedness is paid in full and until the Subordinated Debentures are paid in full, holders will be subrogated to the rights of holders of Senior Indebtedness to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Indebtedness (Section 1605 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain of our general creditors may recover more, ratably, than holders of the Subordinated Debentures.

     Senior Indebtedness is defined in the Subordinated Indenture as, (i) any payment due in respect of indebtedness of a Person, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred, created or assumed, (a) in respect of money borrowed (including any financial derivative, hedging or futures contract or similar instrument) and (b) evidenced by securities, debentures, bonds, notes or other similar instruments issued by such Person which, by their terms, are senior or senior subordinated debt securities including, without limitation, all obligations under its indentures with various trustees; (ii) all capital lease obligations; (iii) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business and long-term purchase obligations); (iv) all obligations for the reimbursement of any letter of credit, banker's acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) above of other Persons the payment of which such Person is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) above of other Persons secured by any lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), except for (1) any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debentures and (2) any unsecured indebtedness between or among such Person or its Affiliates. At February 29, 2000, Senior Indebtedness aggregated approximately $543,600,000. There are no restrictions in the Subordinated Indenture upon the creation of additional Senior Indebtedness.

     Upon payment in full of all amounts due on the Senior Indebtedness then outstanding, the rights of the holders of the Subordinated Debentures will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions applicable to such Senior Indebtedness until all amounts owing on the Subordinated Debentures are paid in full.

     In addition, because we are a holding company our right, and hence the right of our creditors (including any holder of Subordinated Debentures), to participate in any distribution of the assets of any subsidiary upon its liquidation or recognition or otherwise is necessarily subject to the prior claims of creditors of such subsidiary, except to the extent that our claims as a creditor of such subsidiary may be recognized. There is no restriction in the Subordinated Indenture against our subsidiaries incurring secured or unsecured indebtedness or issuing secured or unsecured securities. Our ability to make payments of principal and interest on the Subordinated Debentures will be dependent upon the payment to it by its subsidiaries of dividends, loans or advances.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Under each Indenture, we may discharge certain obligations to holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Indenture Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Indenture Trustee, in trust, funds in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest and any Additional Amounts, or Additional Interest, as applicable, payable to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be (Section 401 of each Indenture).

     Each Indenture will provide that, if the provisions of Article Fourteen thereof are made applicable to the Debt Securities of or within any series pursuant to Section 301 of such Indenture, we may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligations to pay Additional Amounts, or Additional Interest, as applicable, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402 of each Indenture) or (b) to be released from our obligations with respect to such Debt Securities under Sections 1004 to 1008, inclusive, and Sections 1011 and 1012 under such Indenture (being the restrictions described under "Certain Covenants") or, if provided pursuant to such Indenture, our obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute an event of default with respect to such Debt Securities ("covenant defeasance") (Section 1403 of each Indenture), in either case upon the irrevocable deposit by us with the applicable Indenture Trustee, in trust, of an amount of money, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor (Section 1404 of each Indenture).

     Such a trust will only be permitted to be established if, among other things, we have delivered to the applicable Indenture Trustee an opinion of counsel (as specified in each Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of such Indenture (Section 1404 of each Indenture).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America, for which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, PROVIDED that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

     In the event we effect covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1008, inclusive, and Sections 1011 and 1012 of either Indenture (which sections would no longer be applicable to such Debt Securities) or described in clause (g) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Indenture Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, we would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

GOVERNING LAW

     The Indentures, each Supplemental Indenture thereto, the Senior Debt and the Subordinated Debentures will be governed by the laws of the State of New York.

                   DESCRIPTION OF TRUST PREFERRED SECURITIES

     Each trust may issue only one series of Trust Preferred Securities having terms described in the prospectus supplement relating thereto. Each Trust Agreement will be qualified as an indenture under the Trust Indenture Act and will contain the terms of Trust Preferred Securities.

     The Property Trustee will act as indenture trustee for purposes of the Trust Indenture Act. The Trust Preferred Securities will have such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as will be set forth in the Trust Agreement or made part of the Trust Agreement by the Trust Indenture Act and which will correspond to the terms of the Subordinated Debentures held by the Trust and described in the Prospectus Supplement relating thereto.

     The Prospectus Supplement relating to the Trust Preferred Securities of a trust will include the specific terms of the series of trust preferred securities being issued, including:

          (i) the distinctive designation of the Trust Preferred Securities;

          (ii) the number of Trust Preferred Securities issuable by the Trust;

          (iii) the annual distribution rate (or method of determining such rate) for Trust Preferred Securities and the date or dates upon which such distributions will be payable;

          (iv) whether distributions on Trust Preferred Securities will be cumulative, and, in the case of Trust Preferred Securities having such cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on Trust Preferred Securities will be cumulative;

          (v) the amount or amounts which will be paid out of the assets of the Trust to the holders of Trust Preferred Securities upon voluntary or involuntary dissolution, winding-up or termination of the Trust;

          (vi) the obligation, if any, of the Trust to purchase or redeem Trust Preferred Securities and the price or prices at which, the period or periods within which, and the terms and conditions upon which Trust Preferred Securities will be purchased or redeemed, in whole or in part, pursuant to such obligation;

          (vii) the voting rights, if any, of holders of Trust Preferred Securities in addition to those required by law, including the number of votes per Trust Preferred Security and any requirement for approval by the holders of such Trust Preferred Securities, as a condition to specified action or amendments to the Trust Agreement;

          (viii) the terms and conditions, if any, upon which the Subordinated Debentures owned by the Trust may be distributed to holders of Trust Preferred Securities;

          (ix) if applicable, any securities exchange upon which the Trust Preferred Securities will be listed; and

          (x) any other relevant rights, preferences, privileges, limitations or restrictions of Trust Preferred Securities not inconsistent with the Trust Agreement or with applicable law.

     We will guarantee distributions on Trust Preferred Securities to the extent set forth below under "Description of the Trust Guarantee." Certain United States federal income tax considerations applicable to Trust Preferred Securities will be described in a Prospectus Supplement relating to the Trust Preferred Securities.

     Each Trust will issue a series of Trust Common Securities in connection with the issuance of Trust Preferred Securities. Except for voting rights, the terms of Trust Common Securities will be substantially identical to the terms of Trust Preferred Securities. Trust Common Securities will rank pari passu with Trust Preferred Securities except that, upon an event of default under the Trust Agreement, the rights of holders of Trust Common Securities to payments will be subordinated to the rights of holders of Trust Preferred Securities. The Trust Common Securities will also carry the right to vote to appoint, remove or replace any Trustee of the Trust. We will own all of the Trust Common Securities.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF TRUST PREFERRED SECURITIES

     If an Event of Default as defined and provided in a Trust Agreement occurs and is continuing, then the holders of Trust Preferred Securities of such Trust would rely on the enforcement by the Property Trustee of such Trust of its rights as a holder of the applicable series of Subordinated Debentures against us. In addition, the holders of a majority in aggregate liquidation amount of Trust Preferred Securities of such Trust will have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Property Trustee or to direct the exercise of any trust or power conferred upon such Property Trustee under such Trust Agreement, including the right to direct such Property Trustee to exercise the remedies available to it as a holder of Subordinated Debentures provided that such direction shall not be in conflict with any rule of law or with such Trust Agreement, and could not involve such Property Trustee in personal liability in circumstances where reasonable indemnity would not be adequate. If such Property Trustee fails to enforce its rights under the Subordinated Debentures held by such Trust, a holder of Trust Preferred Securities of such Trust may, to the extent permitted by law, institute a legal proceeding directly against us to enforce such Property Trustee's rights under such Trust Agreement without first instituting any legal proceeding against such Property Trustee or any other entity or person, including such Trust; it being understood and intended that no one or more of such holders shall have any right in any manner whatsoever by virtue of, or by availing of, any provision of such Trust Agreement to affect, disturb or prejudice the rights of any other of such holders or to obtain or to seek to obtain priority or preference over any other of such holders or to enforce any right under such Trust Agreement, except in the manner herein provided and for the equal and ratable benefit of all such holders. Notwithstanding the foregoing, a holder of Trust Preferred Securities of such Trust may institute a proceeding directly against us without first instituting a legal proceeding against or requesting that action be taken by such Property Trustee or any other Person for enforcement of payment to such holder of the principal of or interest on the Subordinated Debentures held by such Trust having a principal amount equal to the aggregate stated liquidation amount of such Trust Preferred Securities of such holder (a "Direct Action") on or after the due dates specified or provided for in such Subordinated Debentures. In connection with such Direct Action, we will be subrogated to the rights of such holder of Trust Preferred Securities under the Trust Agreement to the extent of any payment made by us to such holder of Trust Preferred Securities in such Direct Action.

                        DESCRIPTION OF TRUST GUARANTEES

     The following is a summary of information concerning the guarantees of the trust preferred securities of each trust, which we refer to as the Trust Guarantees. Each Trust Guarantee will be executed by us for the benefit of holders of Trust Preferred Securities. Each Trust Guarantee will be qualified as an indenture under the Trust Indenture Act. A Prospectus Supplement with respect to the Trust Preferred Securities will identify the indenture trustee for purposes of the Trust Indenture Act (the "Trust Guarantee Trustee").

     The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified by its entirety by reference to, the form of Trust Guarantee, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Trust Guarantee will be held by the Property Trustee for the benefit of holders of Trust Preferred Securities.

GENERAL

     To the extent set forth in the Trust Guarantee, we will agree to pay in full the Guarantee Payments, described below, without duplication of amounts theretofore paid by or on behalf of the Trust, as and when due regardless of defense, right of set off or counter-claim which we may have. The following payments or distributions are referred to herein as the Guarantee Payments and, with respect to trust preferred securities issued by a trust, to the extent not paid or made by such trust will be subject to the Trust Guarantee:

          (i) any accrued and unpaid distributions on Trust Preferred Securities, to the extent such Trust has funds legally and immediately available therefor;

          (ii) the redemption price, including all accrued and unpaid distributions to the date of redemption (the "Redemption Price"), with respect to the Trust Preferred Securities called for redemption by the Trust to the extent such Trust has funds legally and immediately available therefor with respect to Trust Preferred Securities called for redemption; and

          (iii) upon voluntary or involuntary termination, dissolution or winding up of such Trust (other than in connection with the distribution of Subordinated Debentures to holders of Trust Preferred Securities or the redemption of all Trust Preferred Securities), the lesser of:

             (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on such Trust Preferred Securities to the date of payment, to the extent such Trust has funds legally and immediately available therefor and

             (b) the amount of assets of the Trust remaining available for distribution to holders of Trust Preferred Securities in liquidation of the Trust.

     The redemption price and liquidation amount will be fixed at the time the Trust Preferred Securities are issued. Our obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by us to the holders of such Trust Preferred Securities or by causing the Trust to pay such amounts to such holders.

     Each Trust Guarantee will not apply to any payment or distribution except to the extent such Trust has funds legally available therefor. If we do not make interest payments on the Subordinated Debentures purchased by a Trust, such Trust will not pay distributions on such Trust Preferred Securities issued by such Trust and will not have funds legally available therefor. The Trust Guarantee, when taken together with our obligations under the Subordinated Debentures, the Subordinated Indenture and the Trust Agreement, including our obligation to pay costs, expenses, debt, and liabilities of such Trust (other than with respect to the Trust Securities), will be a full and unconditional guarantee, on a subordinated basis, by us of payments due on the Trust Preferred Securities from the time of issuance, but will not apply to the payment of distributions and other payments on the Trust Preferred Securities when the Property Trustee does not have sufficient funds in the Property Account of the Trust to make such distributions or
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

other payments. If we do not make interest payments on the Subordinated Debentures held by the Property Trustee, the Trust will not make distributions on the Trust Preferred Securities and will not have funds available therefor. See "Additional Description of the Subordinated Debentures to be Issued to Trust -- Certain Covenants."

AMENDMENT OF TRUST GUARANTEE; ASSIGNMENT

     Except for changes which do not materially adversely affect the rights of holders of Trust Preferred Securities, each Trust Guarantee may be amended only with the approval of not less than 66 2/3% in liquidation amount of Trust Preferred Securities issued by the applicable Trust. The manner of obtaining any such approval will be as set forth in Article Six of the applicable Trust Agreement. The Trust Guarantee will bind the successors, assigns receivers, trustees and representatives of us and continue to benefit the Trust Guarantee Trustee and holders of Trust Preferred Securities. Except in connection with a consolidation, merger, conveyance, transfer or lease involving us, permitted under Article Eight of the Subordinated Indenture, we may not assign its rights or delegate our obligations under the Trust Guarantee.

TERMINATION OF THE TRUST GUARANTEE

     Each Trust Guarantee will terminate as to the Trust Preferred Securities issued by the applicable Trust (a) upon full payment of the Redemption Price of all Trust Preferred Securities of such trust, (b) upon distribution of Subordinated Debentures held by such Trust to the holders of and in exchange for all of the Trust Preferred Securities or (c) upon full payment of amounts payable in accordance with the Trust Agreement upon liquidation of such Trust. See "Status of the Trust Guarantee" and "Additional Description of Subordinated Debentures to be Issued to Trust -- Subordinated Indenture Additional Events of Default" for a description of the events of default and enforcement rights of the holders of Subordinated Debentures. The Trust Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Trust Preferred Securities must repay any sums paid to them under the Trust Preferred Securities or Trust Guarantee.

EVENTS OF DEFAULT

     An event of default under a Trust Guarantee will occur if we fail to make the payments required by the Trust Guarantee.

     The holders of a majority in liquidation amount of Trust Preferred Securities relating to such Trust Guarantee have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trust Guarantee Trustee or to direct the exercise of any trust or power conferred upon such Trust Guarantee Trustee under the Trust Guarantee. Accordingly if the Trust Guarantee Trustee fails to enforce such Trust Guarantee, any holder of record of Trust Preferred Securities relating to such Trust Preferred Guarantee may institute a legal proceeding directly against us to enforce the Trust Guarantee Trustee's rights, without first instituting any other legal proceeding.

STATUS OF TRUST GUARANTEE

     The Trust Guarantee will constitute our unsecured obligation and will rank:

          (i) subordinate and junior in right of payment to all of our other liabilities, including the Subordinated Debentures, except those made pari passu or subordinate by their terms,

          (ii) pari passu with the most senior preferred or preference stock which may now or hereafter be issued or guaranteed by us; and

          (iii) senior to our Common Stock.

     The terms of the Trust Preferred Securities provide that each holder of Trust Preferred Securities issued by such trust, by acceptance thereof, agrees to the subordination provisions and other terms of the

Trust Guarantee relating thereto. Each Trust Guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under such Trust Guarantee without instituting a legal proceeding against any other person or entity). Each Trust Guarantee will be deposited with the applicable Guarantee Trustee to be held for the benefit of the holders of such Trust Preferred Securities. Except as otherwise noted herein, the Guarantee Trustee has the right to enforce the Trust Guarantee on behalf of the holders of the related Trust Preferred Securities. Except as described under "Termination of the Trust Guarantee" above, the Trust Guarantee will not be discharged except by payment of the Guarantee Payments in full (without duplication of amounts theretofore paid by the Trust).

INFORMATION CONCERNING TRUST GUARANTEE TRUSTEE

     The Trust Guarantee Trustee, prior to the occurrence of a default with respect to the Trust Guarantee and after the curing or waiving of all such defaults that may have occurred, undertakes to perform only such duties as are specifically set forth in the Trust Guarantee and, during the continuance of any default, will exercise the same degree of care as a prudent individual would exercise in the conduct of such individual's own affairs. Subject to such provisions, the Trust Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Trust Guarantee at the request of any holder of Trust Preferred Securities, unless offered reasonable indemnity against the costs, expenses and liabilities which might be incurred thereby; but the foregoing shall not relieve the Trust Guarantee Trustee, upon the occurrence of an Event of Default under such Trust Guarantee, from exercising the rights and powers vested in it by such Trust Guarantee. The Trust Guarantee Trustee also serves as Property Trustee. We and our officers and directors have no material relationship with the initial Trust Guarantee Trustee other than normal banking relationships.

GOVERNING LAW

     The Trust Guarantee will be governed by the laws of the State of New York.

                  THE AGREEMENT AS TO EXPENSES AND LIABILITIES

     Pursuant to an Agreement as to Expenses and Liabilities to be entered into by us under the Trust Agreement, we will irrevocably and unconditionally guarantee to each person or entity to whom the Trust becomes indebted or liable the full payment of any indebtedness, expenses or liabilities of the Trust other than obligations of the Trust to pay to the holders of the related Trust Securities or other similar interests in the Trust the amounts due such holders pursuant to the terms of such Trust Securities or such other similar interests, as the case may be.

               ADDITIONAL DESCRIPTION OF SUBORDINATED DEBENTURES
                             TO BE ISSUED TO TRUST

     Set forth below is a description of the terms of the Subordinated Debentures which each Trust will hold as trust assets. The general provisions of the Subordinated Debentures are set forth under "Description of Debt Securities" above. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Subordinated Indenture (as defined in "Description of Debt Securities" above), as supplemented by the Supplemental Indenture creating the Subordinated Debentures. The Subordinated Indenture and the Supplemental Indenture are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The terms of the Subordinated Debentures will include those stated in the Subordinated Indenture and the related Supplemental Indenture and those made a part of the Subordinated Indenture by reference to the Trust Indenture Act.

     Upon a dissolution of a Trust, Subordinated Debentures held by such Trust may be distributed to the holders of Trust Securities in liquidation of such Trust.

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

     If any Subordinated Debentures are distributed to holders of Trust Preferred Securities, we will use our best efforts to have such Subordinated Debentures traded on the same stock exchange as the related Trust Preferred Securities are traded.

GENERAL

     Subordinated Debentures will be issued in a principal amount equal to the aggregate stated Liquidation Amount of Trust Preferred Securities plus our investment in Trust Common Securities.

     The entire principal amount of the Subordinated Debentures held by each Trust will mature and become due and payable, together with any accrued and unpaid interest thereon, including Additional Interest (as defined herein), if any, on the date set forth in the applicable Prospectus Supplement.

     The covenants contained in the Subordinated Debenture Indenture would not necessarily afford protection to holders of the Subordinated Debentures in the event of a decline in our credit quality resulting from takeovers, recapitalizations or similar restructurings.

     If Subordinated Debentures held by a Trust are distributed to holders of Trust Preferred Securities of such Trust in liquidation of such holders' interests in such Trust, such Subordinated Debentures will initially be issued as a Global Security. Under certain limited circumstances, Subordinated Debentures may be issued in certificated form in exchange for a Global Security. In the event Subordinated Debentures are issued in certificated form, such Subordinated Debentures will be in denominations as specified in the applicable Prospectus Supplement and integral multiples thereof and may be transferred or exchanged at the offices described therein. Payments on Subordinated Debentures issued as a Global Security will be made to the Depositary for the Subordinated Debentures. In the event Subordinated Debentures are issued in certificated form, principal and interest will be payable, the transfer of the Subordinated Debentures will be registrable and Subordinated Debentures will be exchangeable for Subordinated Debentures of other denominations of a like aggregate principal amount at the corporate trust office of the Debt Trustee in New York, New York; provided, that payment of interest may be made at our option by check mailed to the address of the persons entitled thereto.

     The Indenture does not contain provisions that afford holders of the Subordinated Debentures protection in the event we are involved in a highly leveraged transaction.

CERTAIN COVENANTS

     If there has occurred any event that would constitute an Indenture Event of Default, then (a) we may not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock and, (b) we may not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees other than the Trust Guarantee) issued by us which rank pari passu with or junior to the Subordinated Debentures. The preceding sentence, however, shall not restrict (A) any of the actions described in the preceding sentence resulting from any reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of our capital stock,
(B) repurchases, redemptions or other acquisition of shares of our capital stock in connection with any employment contract benefit plan or other similar arrangement with or for the benefit of employees, officers or directors or a stock purchase and dividend reinvestment plan, (C) dividends or distributions of our capital stock, or (D) the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provision of such capital stock or the security being converted or exchanged.

     We will covenant, as long as Trust Preferred Securities of a Trust remain outstanding, (i) to maintain 100% ownership of Trust Common Securities of such Trust, and (ii) to use its reasonable efforts to cause such Trust (a) to remain a statutory business trust, except in connection with the distribution of Subordinated Debentures held by such Trust to the holders of Trust Securities in liquidation of such Trust, the redemption of all Trust Securities, or certain mergers, consolidations or amalgamations, each as

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

permitted by the Trust Agreement, and (b) to otherwise continue to be classified as a grantor trust for United States federal income tax purposes.

OPTIONAL REDEMPTION

     We will have the right to redeem the Subordinated Debentures, in whole or in part, from time to time, without premium or penalty, on or after the date set forth in the applicable Prospectus Supplement, upon not less than thirty (30) or more than sixty (60) days' notice, at a redemption price equal to a percentage of the principal amount to be redeemed plus any accrued and unpaid interest, including Additional Interest (as defined herein), if any, to the Redemption Date, as specified in the applicable Prospectus Supplement. If a partial redemption of the Trust Preferred Securities resulting from a partial redemption of the Subordinated Debentures held by a trust would result in the delisting of the Trust Preferred Securities of such Trust, we may only redeem such Subordinated Debentures held by such trust in whole. In addition, upon the occurrence of a Special Event, we may, upon not less than thirty (30) or more than (60) days notice, within ninety (90) days following the occurrence thereof and subject to the terms and conditions of the Subordinated Indenture, redeem such Subordinated Debentures, in whole, at a price equal to 100% of the principal amount to be redeemed plus any accrued but unpaid interest (including Additional Interest, if any) to the Redemption Date. In the event of redemption of such Subordinated Debentures in part only, new Subordinated Debentures for the unredeemed portion shall be issued in the name or names of the holders thereof upon the surrender thereof.

INTEREST

     Each Subordinated Debenture will bear interest at the rate set forth in the applicable Prospectus Supplement from the original date of issuance, payable quarterly in arrears on dates which will be specified in the Prospectus Supplement (each, an "Interest Payment Date"), to the person in whose name such Subordinated Debenture is registered, subject to certain exceptions, on the record date specified in the applicable Prospectus Supplement.

     The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     Except to the extent set forth in the applicable Prospectus Supplement, we will have the right at any time to defer payments of interest on Subordinated Debentures by extending the interest payment period for up to 20 consecutive quarters, during which Extension Period we will have the right to make partial payments of interest on Interest Payment Dates. At the end of such an Extension Period, we will pay all interest then accrued and unpaid (including any Additional Interest, together with interest thereon at the rate specified and to the extent permitted by applicable law). We covenant in the Supplemental Indenture for the benefit of the holders of a series of Subordinated Debentures, that, subject to the next succeeding sentence, (a) we shall not declare or pay any dividend on, or make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, and (b) we shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees other than the Trust Guarantee) issued by us which rank pari passu with or junior to said series of Subordinated Debentures (i) if at such time we shall have given notice of our election to extend an interest payment period for a series of Subordinated Debentures and such extension shall be continuing or (ii) if at such time an Event of Default with respect to a series of Subordinated Debentures shall have occurred and be continuing. The preceding sentence, however, shall not restrict (A) any of the actions described in the preceding sentence resulting from any reclassification
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

of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of our capital stock, (B) repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers or directors or a stock purchase and dividend reinvestment plan, and (C) dividends or distributions in our capital stock, or (D) the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged.

     Prior to the termination of any such Extension Period for a series of Subordinated Debentures, we may further defer payments of interest on such Subordinated Debentures, by extending the interest payment period, provided that such Extension Period together with all such previous and further extensions thereof for such series of Subordinated Debentures may not exceed 20 consecutive quarters or extend beyond the maturity of such series of Subordinated Debentures.

     Upon the termination of any Extension Period for a series of Subordinated Debentures, and the payment of all accrued and unpaid interest on the Subordinated Debentures then due, we may select a new Extension Period for such series of Subordinated Debentures, as if no Extension Period had previously been declared, subject to the above requirements. No interest on a series of Subordinated Debentures during an Extension Period, except at the end thereof, will be due and payable on such series of Subordinated Debentures.

     If the Property Trustee is the sole holder of the Subordinated Debentures, we will give the Property Trustee notice of our selection of such Extension Period for such series of Subordinated Debentures one Business Day prior to the earlier of (i) the Regular Record Date relating to the Interest Payment Date on which the Extension Period is to commence or relating to the Interest Payment Date on which an Extension Period that is being extended would otherwise terminate or (ii) the date a Trust is required to give notice to the applicable self-regulatory organization or to holders of such Trust Preferred Securities on the record date or the date such distribution is payable, but in any event not less than one Business Day prior to such record date. The Administrative Trustees shall give notice of our selection of such Extension Period to the holders of such Trust Preferred Securities. If the Property Trustee is not the sole holder of a series of Subordinated Debentures, we will give the holders of such Subordinated Debentures notice of our selection of such Extension Period ten Business Days prior to the earlier of (i) the Regular Record Date relating to the Interest Payment Date on which the Extension Period is to commence or relating to the Interest Payment Date on which an Extension Period that is being extended would otherwise terminate or (ii) the date we are required to give notice to the applicable self-regulatory organization or to holders of such Subordinated Debentures, but in any event at least two Business Days before such record date.

     We have no present intention to defer interest payments.

ADDITIONAL INTEREST

     If a Trust is required to pay any taxes, duties, assessments or other governmental charges (other than withholding taxes) imposed by the United States, or any other taxing authority, we will pay as additional interest ("Additional Interest") such additional amounts as shall be required so that the net amounts received and retained by a Trust after paying any such charges will be equal to the amount such Trust would have received had no such charge been imposed.

SUBORDINATED INDENTURE ADDITIONAL EVENTS OF DEFAULT

     In addition to the Events of Default described under "Description of Debt Securities -- Events of Default," the following will be an additional Event of
Default:

          the voluntary or involuntary dissolution, winding up or termination of a Trust except in connection with

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

             (i) the distribution of Subordinated Debentures to holders of Trust Securities in liquidation of a Trust,

             (ii) the redemption of all outstanding Trust Securities of such Trust, or

             (iii) certain mergers or consolidations permitted by the Trust Agreement.

     The holders of not less than a majority in aggregate principal amount of Subordinated Debentures of any series may waive any past default, except (i) a default in payment of principal, premium, interest or Additional Interest or
(ii) a default in a covenant or provision which under Article Nine of the Subordinated Indenture may not be modified or amended without the consent of each holder of a Subordinate Debenture of the affected series. The holders of Trust Preferred Securities in certain circumstances have the right to direct the Property Trustee to exercise its rights as holder of Subordinated Debentures.

PAYMENT AND PAYING AGENTS

     Payment of principal and premium (if any) on Subordinated Debentures will be made only if the holder of Subordinated Debentures surrenders them to the Paying Agent of the Subordinated Debentures.

     Principal of and any premium and interest, if any, on Subordinated Debentures will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as we may designate from time to time pursuant to the Subordinated Debenture Indenture. Payment of interest on the Subordinated Debentures on any Interest Payment Date will be made to the person in whose name the Subordinated Debenture (or predecessor security) is registered at the close of business on the Regular Record Date for such interest payment.

     The Subordinated Indenture Trustee will act as Paying Agent with respect to the Subordinated Debentures. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent at the place of payment.

CONSOLIDATION, MERGER AND SALE

     The Subordinated Indenture provides that we will be permitted to consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity provided that (a) either we shall be the continuing entity, or the successor entity (if other than us) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume our obligations under the Trust Guarantee and the payment of the principal of (and premium, if any) and interest including all Additional Interest on all of the Subordinated Debentures and the due and punctual performance and observance of all of the covenants and conditions contained in the Subordinated Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of ours or any Subsidiary as a result thereof as having been incurred by us or such Subsidiary at the time of such transaction, no Event of Default under the Subordinated Indenture or the Trust Guarantee, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Indenture Trustee (Sections 801 and 803 of the Subordinated Indenture).

INFORMATION CONCERNING SUBORDINATED DEBENTURE TRUSTEE

     The Subordinated Indenture Trustee, prior to default and after the curing of all defaults, if any, undertakes to perform only such duties as are specifically set forth in the Subordinated Indenture and, after a default (that has not been cured or waived), will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Subordinated Indenture Trustee is under no obligation to exercise any of the powers vested in it by the

Subordinated Indenture at the request of any holder of Subordinated Indentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby; but the foregoing will not relieve the Subordinated Indenture Trustee, upon the occurrence of an Indenture Event of Default, from exercising the rights and powers vested in it by the Subordinated Indenture. The Subordinated Indenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Subordinated Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

MISCELLANEOUS

     We will have the right at all times to assign any of our rights or obligations under the Subordinated Indenture to a direct or indirect wholly-owned subsidiary of ours; provided that, in the event of any such assignment, we will remain liable for all of such obligations. Subject to the foregoing, the Subordinated Indenture will be binding upon and inure to the benefit of the parties thereto and their respective successors and assigns.

              EFFECT OF OBLIGATIONS UNDER SUBORDINATED DEBENTURES
                    AND TRUST PREFERRED SECURITIES GUARANTEE

     As long as payments are made when due on Subordinated Debentures, the Trust will have sufficient funds to be able to make all appropriate payments on Trust Securities. This is primarily because (i) the aggregate principal amount of the Subordinated Debentures will be equal to the sum of the aggregate stated liquidation amount of such Trust Securities; (ii) the interest rate and interest and other payment dates on the Subordinated Debentures will match the distribution rate and distribution and other payment dates for the Trust Securities; (iii) we will pay for all costs and expenses of each Trust; and (iv) the Trust Agreement provides that the Trustees may not cause or permit the Trust to, among other things, engage in any activity that is not consistent with the purposes of the Trust.

     Payments of distributions and other payments due on the Trust Preferred Securities (to the extent funds are available therefor) are guaranteed by us to the extent set forth under "Description of the Trust Guarantee." If we do not make interest payments on Subordinated Debentures, it is expected that the Trust will not have sufficient funds to pay distributions on its Trust Preferred Securities. The Trust Guarantee is a full and unconditional guarantee, but does not apply to any payment unless the Trust has sufficient funds for such payment.

     If we fail to make payments on Subordinated Debentures when due (taking into account any Extension Period), the Trust Agreement will provide a mechanism whereby holders of Trust Preferred Securities may direct the Property Trustee to enforce its rights, including proceeding directly against us. Accordingly, if the Property Trustee fails to enforce its rights, a holder of Trust Preferred Securities may sue us directly to enforce those rights, without first instituting legal proceedings against the Trust, the Property Trustee or any other person or entity.

     If we fail to make payments under the Trust Guarantee, the Trust Guarantee provides a mechanism whereby the holders of Trust Preferred Securities may direct the Trust Guarantee Trustee to enforce its rights. If the Trust Guarantee Trustee fails to enforce its rights, any holder of Trust Preferred Securities may institute a legal proceeding against us directly to enforce those rights without first instituting legal proceedings against the Trust, the Trust Guarantee Trustee or any other person or entity.

     Pursuant to an Agreement as to Expenses and Liabilities to be entered into by the Company under the Trust Agreement, we will irrevocably and unconditionally guarantee to each person or entity to whom the Trust becomes indebted or liable the full payment of any indebtedness, expenses or liabilities of the Trust other than obligations of the Trust to pay to the holders of the related Trust Securities or other similar interests in the Trust the amounts due such holders pursuant to the terms of such Trust Securities or such other similar interests, as the case may be.

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

     The above mechanisms and obligations, taken together, are equivalent to a full and unconditional guarantee by us of payments due on Trust Preferred Securities to the extent of funds available to the Trust.

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates, which we refer to herein as "stock purchase contract." The consideration per share of common stock may be fixed at the time stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately, or as part of units consisting of a stock purchase contract and debt securities, trust preferred securities or debt obligations of third parties, including U.S. treasury securities, securing the holders' obligations to purchase the common stock under the stock purchase contracts, which we refer to herein as "stock purchase units." The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

     The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contract, and, if applicable, collateral or depositary arrangements, relating to such stock purchase contracts or stock purchase units. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will be discussed in the prospectus supplement relating thereto.

                              PLAN OF DISTRIBUTION

     We and the trusts may sell securities in any of three ways: (1) through underwriters or dealers; (2) directly to a limited number of institutional purchasers or to a single purchaser; or (3) through agents. Any such dealer or agent, in addition to any underwriter, may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended. The terms of the offering of the securities with respect to which this prospectus is being delivered will be set forth in the applicable prospectus supplement and will include:

     - the name or names of any underwriters, dealers or agents;

     - the purchase price of such securities and the proceeds to us from such sale;

     - any underwriting discounts and other items constituting underwriters' compensation;

     - the public offering price; and

     - any discounts or concessions which may be allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

     If underwriters are used in the sale of securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities described in the applicable prospectus supplement will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such securities if any are so purchased by them. Any public

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

offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The securities may be sold directly by us or the applicable trust or through agents designated by us or the applicable trust from time to time. Any agents involved in the offer or sale of the securities in respect of which this prospectus is being delivered, and any commissions payable by us or the applicable trust to such agents, will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If dealers are utilized in the sale of any securities, we or the applicable trust will sell the securities to the dealers, as principals. Any dealer may resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the prospectus supplement with respect to the securities being offered.

     Securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, which we refer to herein as the "remarketing firms," acting as principals for their own accounts or as our or a trust's agents, as applicable. Any remarketing firm will be identified and the terms of its agreement, if any, with us or the applicable trust and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act of 1933, as amended, in connection with the securities remarketed thereby.

     If so indicated in the applicable prospectus supplement, we or the applicable trust will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the securities to which this prospectus and the applicable prospectus supplement relates from us or the applicable trust at the public offering price set forth in the applicable prospectus supplement, plus, if applicable, accrued interest, pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth the commission payable for solicitation of such contracts.

     Underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any securities.

     Agents, dealers, underwriters and remarketing firms may be entitled, under agreements entered into with us or the applicable trust (or both), to indemnification by us or the applicable trust (or both) against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution to payments they may be required to make in respect thereof. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with, or perform services for, us and/or the applicable trust in the ordinary course of business.

     Each series of securities will be a new issue and, other than the common stock, which is listed on NASDAQ, will have no established trading market. We may elect to list any series of securities on an exchange, and in the case of the common stock, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.

     Agents, underwriters, dealers and remarketing firms may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the securities offered here and certain related matters will be passed upon for us, and certain United Stated federal income taxation matters will be passed upon for us and the Trusts by Dickinson Wright PLLC, Detroit, Michigan. Certain matters of Delaware law relating to the validity of the Trust Preferred Securities will be passed upon on behalf of the Trusts by Richards, Layton & Finger, P.A., Wilmington, Delaware. Certain legal matters will be passed upon for the Underwriters by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of SEMCO Energy, Inc. as of December 31, 1999 and 1998, and for the three years ended December 31, 1999, incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, and the SEMCO Energy, Inc. pro forma Combined Statement of Income for the year ended December 31, 1999, incorporated by reference in this prospectus has been examined by Arthur Andersen LLP, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The combined financial statements of ENSTAR Natural Gas Company (a division of SEMCO Energy, Inc.) and Alaska Pipeline Company (a subsidiary of SEMCO Energy, Inc.) as of December 31, 1999 and 1998, and for each of the years in the three year period ended December 31, 1999, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

     Our future Financial Statements and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said Financial Statements and consented to the use of their reports thereon.

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

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     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY UNDER CIRCUMSTANCES OR IN JURISDICTIONS WHERE IT IS UNLAWFUL TO DO SO. THE INFORMATION CONTAINED IN THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                                  $60,000,000

                              [SEMCO Energy, Inc.]

                                8% SENIOR NOTES
                                    DUE 2016

                      ------------------------------------
                             PROSPECTUS SUPPLEMENT
                      ------------------------------------

A.G. EDWARDS & SONS, INC.
                          SALOMON SMITH BARNEY
                                               FIRST OF MICHIGAN
                                               DIVISION OF FAHNESTOCK & CO. INC.

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